                                [GRAPHIC OMITTED]

                                1,200,000 shares
                            SUPREMA SPECIALTIES, INC.
                                  Common Stock

     We are selling 1,100,000 shares of our common stock, and certain selling stockholders named in this prospectus are selling 100,000 shares through an underwritten offering. We will not receive any proceeds from the sale of shares by the selling stockholders.

     Our common stock is quoted on the Nasdaq National Market under the symbol "CHEZ". The last reported sale price of our common stock on the Nasdaq National Market on August 24, 2000 was $8.75 per share.

                            ---------------------
     Investing in our common stock involves certain risks. See "Risk Factors" beginning on page 6.

                            ---------------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
================================================================================

                                                           No Exercise of      Full Exercise
                                                            Underwriters'     of Underwriters'
                                             Per Share     Over-Allotment      Over-Allotment
                                             ---------     --------------     ----------------
Public Offering Price ....................   $ 8.00           $9,600,000         $11,040,000
Underwriting fees ........................   $  .64           $  768,000         $   883,200
Proceeds to Suprema ......................   $ 7.36           $8,096,000         $ 8,684,800
Proceeds to selling stockholders .........   $ 7.36           $  736,000         $ 1,472,000

================================================================================

     The underwriters named in this prospectus may purchase up to an additional 80,000 shares of common stock from us and 100,000 shares of common stock from the selling stockholders under certain circumstances. This prospectus also relates to the offer and sale by other selling stockholders of up to 150,000 shares, issuable upon exercise of warrants, which shares are not part of the underwritten offering.

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about August 30, 2000.

                             ---------------------
Hobbs Melville Securities Corp.

                                            Auerbach, Pollak & Richardson, Inc.

                                August 24, 2000

                               TABLE OF CONTENTS



                                                                                           Page
                                                                                         --------
Prospectus Summary ...................................................................       3
Risk Factors .........................................................................       6
Use of Proceeds ......................................................................      11
Price Range of Common Stock ..........................................................      11
Dividend Policy ......................................................................      12
Capitalization .......................................................................      12
Selected Consolidated Financial Information ..........................................      12
Management's Discussion and Analysis of Financial Condition and Results of Operations       13
Business .............................................................................      19
Description of Securities ............................................................      23
Shares Eligible for Future Sale ......................................................      25
Selling Stockholders and Plan of Distribution ........................................      26
Underwriting .........................................................................      27
Legal Matters ........................................................................      29
Experts ..............................................................................      29
Available Information ................................................................      29
Incorporation of Information by Reference ............................................      29
Index to Consolidated Financial Statements ...........................................     F-1

                            ---------------------
     References in this prospectus, and the documents incorporated by reference in this prospectus, to "Suprema," "we," "our" and "us" refer to Suprema Specialties, Inc., a New York corporation, and its subsidiaries. We maintain a website at www.supremachez.com. Information contained in our website does not constitute part of this prospectus.


                            ---------------------
     You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. These securities are not being offered in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

     Suprema Specialties, Inc. and the names of our products are tradenames or trademarks of Suprema. This prospectus also contains trademarks and tradenames of other companies.

                              PROSPECTUS SUMMARY


     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, including "Risk Factors" and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus and incorporated by reference in this prospectus.


                                    Suprema

     We manufacture, shred, grate and market gourmet all natural Italian variety cheeses under the Suprema Di Avellino(R) brand name as well as under private label. Our product lines consist primarily of domestic mozzarella, ricotta and provolone cheeses, grated and shredded parmesan and romano cheeses, and imported parmesan and pecorino romano cheeses, including "lite" versions of certain of these products containing less fat and fewer calories. Our cheeses do not contain any preservatives, additives, sweeteners, dehydrated fillers or artificial flavorings. We sell our products to customers in all three groups within the cheese industry: food service, food ingredient, and retail.

     We maintain three primary facilities. We manufacture cheeses at our facilities in Manteca, California and Ogdensburg, New York. At our Paterson, New Jersey facility, bulk cheeses manufactured by us or imported primarily from Europe and, to a lesser extent, South America, are shredded or grated and then packaged for distribution. Our Paterson facility is also our corporate headquarters.

     We package and sell our bulk cheeses to national food service distributors, which then sell the products to restaurants, hotels, caterers and others. We also sell our products to food manufacturers who use our cheese as an ingredient in prepared foods. We offer many of our products in shrink-wrapped plastic packaging and in plastic pillow packs which ensure continued freshness and gourmet quality. In addition to standard sizes, we also package our products in customized sizes to meet the specific needs of our food service distributors and food manufacturer customers.

     We market our retail product line on a regional basis primarily to supermarkets and other retail customers, including grocery stores, delicatessens and gourmet shops on the East Coast and in the Midwest of the United States. Our East Coast retail presence includes New England, the New York Metropolitan area, Maryland, District of Columbia, Florida and Pennsylvania. In the Midwest, our cheeses are sold in the Chicago Metropolitan area. We offer most of our retail products in convenient, resealable, clear plastic cups and shakers in order to maximize both freshness and taste as well as to promote visual appeal, which we believe enhances the gourmet quality and image of our cheeses. Our cheeses are sold in well known chain stores, including D'Agostino's, Food Town, Giant, King Kullen, Shop-Rite, Stop'N Shop and Super Valu as well as BJ's Wholesale Club.

     The markets for all natural, Italian variety and shredded cheese products have grown substantially in recent years. According to the most recently published cheese industry report prepared by 1999 Business Trend Analysts, sales of natural cheese products by United States manufacturers increased from $10.2 billion in 1993 to $12.3 billion in 1999, and are projected to reach approximately $18.5 billion by the year 2008. We believe that natural cheese is widely regarded as high quality and nutritious. Since our inception, we have sought to capitalize on opportunities arising from all three groups within the cheese industry.

     As part of our continuing effort to manufacture and market superior cheeses and to expand our product line, we have recently enhanced our research and development expertise. We are currently focusing our efforts on expanding our product line in two diverse areas: processed mozzarella cheese, which we expect will have a "shelf-life" of at least six months without the need for refrigeration yet will have natural mozzarella cheese characteristics, and whey protein components, which we intend to sell to third-parties for use as nutrient supplements and ingredients in a variety of products.

     We were incorporated under the laws of the State of New York in August 1983. Our executive offices are located at 510 East 35th Street, Paterson, New Jersey 07543, and our telephone number is (973) 684-2900.


                                 The Offering

     The following information is based upon shares issued and outstanding as of August 23, 2000. It excludes 1,581,666 shares issuable upon exercise of outstanding options and warrants at a weighted average exercise price of $4.64 per share, 573,334 shares reserved for issuance upon the exercise of options available for future grants under our Employee Stock Option Plans, 120,000 shares issuable upon exercise of warrants to be issued to the designees of the representatives of the underwriters of this offering and 80,000 shares reserved for possible issuance by Suprema to cover over-allotments, if any, by the underwriters.

     Unless otherwise stated, information included in this prospectus assumes no exercise by the underwriters of the over-allotment option.

Common stock offered by
 Suprema.................   1,100,000 shares

Common stock offered by
 the selling stockholders
 in the underwritten
 offering................   100,000 shares

Common stock to be issued
 and outstanding after
 this offering...........   5,755,563 shares

Use of proceeds..........   We intend to use the net proceeds of this offering
                            to purchase equipment to increase production capabilities at our Manteca, California facility, for research and development of new cheese products and for working capital and general corporate purposes.

Risk Factors.............   You should read "Risk Factors" beginning on page 6
                            to ensure that you understand the risks associated with an investment in our common stock.

NASDAQ Symbol............   CHEZ


                         Summary Financial Information

     The following table shows summary historical consolidated financial information of Suprema. The historical financial information for each of the three years in the period ended June 30, 1999 has been derived from the audited consolidated financial statements and related notes included in and incorporated by reference in this prospectus. You should read this information together with those financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which is also included in and incorporated by reference in this prospectus. Summarized historical consolidated financial information of Suprema for the years ended June 30, 1996 and 1995 has been derived from audited consolidated financial statements which do not appear in the documents included in or incorporated by reference in this prospectus.

     The historical statements of earnings and balance sheet data as of March 31, 2000 and for the nine months ended March 31, 2000 and 1999 have been derived from unaudited financial statements. The financial statements as of March 31, 2000 and for the nine month periods ended March 31, 2000 and 1999 are unaudited; however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial statements for the interim periods have been made. The unaudited results of interim periods are not necessarily indicative of the results to be obtained in a full fiscal year.

     The information under "As Adjusted" in the balance sheet data below reflects the receipt of the estimated net proceeds for the sale of the 1,100,000 shares of common stock by us in this offering and the application of the net proceeds as described in this prospectus.


Statements of Earnings Data:



                                                  Nine Months
                                                     Ended
                                                   March 31,
                                           --------------------------
                                                2000          1999
                                           -------------  -----------
                                                  (unaudited)
Net Sales ...............................    $ 202,268     $127,414
Earnings before Extraordinary loss on
 Extinguishment of debt .................        4,539        2,912
Net Earnings ............................        4,539        2,912
Earnings Per Share before
 Extraordinary loss on
 Extinguishment of debt (Basic) .........          1.02         .64
Earnings Per Share before
 Extraordinary loss on
 Extinguishment of debt (Diluted) .......           .88         .61
Net earnings per Share (Basic) ..........          1.02         .64
Net earnings per Shares (Diluted) .......           .88         .61
Weighted Average Common Shares
 Outstanding (Basic) ....................        4,428        4,542
Weighted Average Common Shares
 Outstanding (Diluted) ..................        5,180        4,788



                                                               Years Ended June 30,
                                           ------------------------------------------------------------
                                               1999         1998        1997        1996        1995
                                           -----------  -----------  ----------  ----------  ----------
                                                    (In thousands, except for per share data)
Net Sales ...............................   $176,281     $108,140     $88,311     $65,104     $52,109
Earnings before Extraordinary loss on
 Extinguishment of debt .................      4,208        2,417         121       1,409         912
Net Earnings ............................      4,208        1,406         121       1,409         912
Earnings Per Share before
 Extraordinary loss on
 Extinguishment of debt (Basic) .........        .93          .53         .03         .46         .32
Earnings Per Share before
 Extraordinary loss on
 Extinguishment of debt (Diluted) .......        .86          .51         .02         .40         .32
Net earnings per Share (Basic) ..........        .93          .31         .03         .46         .32
Net earnings per Shares (Diluted) .......        .86          .30         .02         .40         .32
Weighted Average Common Shares
 Outstanding (Basic) ....................      4,537        4,563       4,552       2,768       2,352
Weighted Average Common Shares
 Outstanding (Diluted) ..................      4,884        4,745       5,040       3,195       2,369

Balance Sheet Data (unaudited):



                                                                                  March 31, 2000
                                                                             -------------------------
                                                                               Actual      As Adjusted
                                                                             ----------   ------------
                                                                                  (In thousands)
Working Capital ..........................................................   $83,890        $ 91,372
Total Assets .............................................................   108,050         115,532
Long Term Debt Obligations (including capital lease obligation and current
  portion) ...............................................................    68,536          68,536
Total Liabilities ........................................................    83,927          83,927
Stockholders' Equity .....................................................    24,122          31,604

     The statement of earnings data for the fiscal year ended June 30, 1998 gives effect to our incurring an extraordinary loss on extinguishment of debt of approximately $1,773,000 ($1,011,000, net of tax) resulting from our early retirement of subordinated debt and repurchase of warrants attached to the subordinated debt.

     The statement of earnings data for the fiscal year ended June 30, 1997 gives effect to a write-off of approximately $944,000 of costs related to marketing service agreements and a charge of approximately $1,259,000 associated with a loss we incurred on a sale leaseback transaction which was completed during the fourth quarter of our fiscal year ended June 30, 1997.

     The statement of earnings data for the fiscal year ended June 30, 1996 gives effect to income of approximately $412,000 related to our payment in full of a note relating to a licensing agreement.

                                 RISK FACTORS

     You should carefully consider the risks described below together with all of the other information included in or incorporated by reference into this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.


                         Risks Related to Our Business


We depend on several principal customers, and the loss of one or more of these customers or our inability to collect accounts receivables from our customers could materially adversely affect our business.

     An increasing portion of our revenues have been derived from a concentrated customer base. For the year ended June 30, 1999 and the nine months ended March 31, 2000, sales of cheese products to our five largest customers accounted for approximately 35% and 56%, respectively, of our revenues. For the year ended June 30, 1999, one customer accounted for approximately 18% and for the nine months ended March 31, 2000, three customers accounted for 15%, 14% and 11%, respectively, of our revenues. We do not maintain agreements with any of our customers which purchase cheese products from us pursuant to purchase orders placed in the ordinary course of business. The loss of certain of our principal customers or delays in collection or uncollectibility of accounts receivable from these or other customers could have an adverse effect on our financial condition, results of operations and liquidity.


Because we are smaller than many of our competitors, we may lack the financial resources needed to capture increased market share.

     Our products compete for consumer recognition and shelf space with cheese products which have achieved significant regional and local brand name recognition and consumer loyalty. Many of our competitors such as Kraft, Sorrento, Sargento and Polly-O have greater financial and other resources than us. We also compete with other importers of foreign cheese and companies manufacturing substitute cheese products.

     For example, our competitors engage in the following activities, both generally and in response to efforts by additional competitors, to enter new markets and market new products:

     o Launching extensive print and television campaigns to advertise their entry into new markets;

     o Discounting their products for extended periods of time to attract new customers and

     o Providing enhanced customer service during the initial phases of these new relationships.

     There can be no assurance that we will be able to continue to compete successfully, particularly as we seek to enter into new markets.


Because we depend on foreign sources of supply and principal suppliers, we may be unable to obtain adequate supplies.

     A significant portion of our bulk cheese requirements are manufactured by foreign producers located principally in Europe and South America. For the year ended June 30, 1999 and the nine months ended March 31, 2000, we purchased 18% and 21%, respectively, of our cheese requirements from foreign sources. Accordingly, we are subject to various risks inherent in foreign trade, including economic and political instability, shipping delays, fluctuations in foreign currency exchange rates, custom duties, import quotas and other trade restrictions, all of which could have a significant impact on our operating margins and our ability to obtain supplies and deliver products on a timely and competitive basis. Parmesan cheese imported from Argentina is currently subject to United States import quotas and custom duties. There are currently no quotas or custom duties imposed on pecorino romano cheese imported from Italy, although there are quotas and duties imposed on parmesan cheese imported from Italy. Imposition or significant increases in the level of custom duties or import quotas could have an adverse effect on our business.

     We have an agreement with Allied Federated Cooperatives Inc., which provides that, subject to specified minimum amounts, we will purchase from them all of our milk requirements used in the manufacture of cheese products at our Ogdensburg facility. Allied's failure to provide milk products to us, in the absence of alternative sources of supply, could have an adverse effect on our Ogdensburg facility's production and, therefore, our business. We are also dependent on a limited number of other suppliers for all of our requirements of raw materials, primarily milk used in the manufacture of cheese at our Manteca, California facility. For the year ended June 30, 1999 and the nine months ended March 31, 2000, our three largest suppliers accounted for, in the aggregate, approximately 42% and 39%, respectively, of our product requirements, with one milk supplier accounting for 21% and 15%, respectively, of our requirements.

     We do not maintain agreements with any of our suppliers other than Allied, and our purchases of bulk cheese and milk products are made pursuant to purchase orders placed in the ordinary course of business. Failure or delay by principal suppliers in supplying cheese and milk products to us on favorable terms, or at all, could result in material interruptions in our operations. Our inability to obtain adequate supplies as a result of any of the foregoing factors or otherwise could render us unable to fulfill our obligations to customers, which could adversely affect our business.


A default under our secured credit arrangements could result in a foreclosure of our assets by our creditors.

     Substantially all of our assets are pledged as collateral to secure outstanding borrowings under the loan agreements with our primary commercial lenders. Any default under the documents governing our indebtedness could result in our indebtedness becoming immediately due and payable and result in a foreclosure of our assets by our creditors which would have a significant adverse effect on the market value of our common stock.

     As of June 30, 2000, we had approximately $79 million of long-term indebtedness outstanding.


We depend on our key personnel, including Mr. Mark Cocchiola and Mr. Paul Lauriero, and the loss of the services of Mr. Cocchiola, Mr. Lauriero or any other key personnel or the failure to hire additional key personnel could materially adversely affect our business.

     Our success is largely dependent on the personal efforts of Mark Cocchiola, our Chairman, President and Chief Executive Officer and Paul Lauriero, our Executive Vice President. Although we have entered into employment agreements with each of Messrs. Cocchiola and Lauriero, the loss of the services of either of such individuals could have a material adverse effect on our business and prospects. We have obtained "key man" life insurance in the amount of $1,000,000 on each of the lives of Messrs. Cocchiola and Lauriero. Our success is also dependent upon our ability to hire and retain additional qualified marketing, technical and other personnel and there can be no assurance that we will be able to do so.


If we cannot successfully negotiate a material union contract, we may experience work stoppages which would negatively impact our business.

     Approximately 45% of our workforce is represented by a union. Our contract with union employees at our Manteca facility expires in December 2004 and we are currently negotiating the first contract with union employees at our Ogdensburg facility. Failure to effectively negotiate a material union contract could result in work stoppages. Although we have not experienced any significant labor disputes or work stoppages to date, a work stoppage due to a failure to renegotiate a union contact, or otherwise, could have a material adverse effect on our business.


                         Risks Related To Our Industry


We are in a low margin business and our profitability may be negatively impacted during periods of food price deflation.

     The food service distribution industry is characterized by relatively high inventory turnover with relatively low profit margins. We make a significant portion of our sales at prices that are based on the cost of products we sell, plus a percentage markup. As a result, our profit levels may be negatively impacted during periods of food price deflation. The food service industry is sensitive to national and economic conditions. Our operating results also are sensitive to, and may be adversely affected by, other factors that could affect our operating costs, including unexpected increases in fuel or other transportation-related costs. There can be no assurance that one or more of these factors will not adversely affect our future operating results.


Changing consumer preferences or nutritional and health-related concerns may adversely affect our business.

     We are subject to changing consumer preferences and nutritional and health-related concerns. Our business could be affected by certain consumer concerns about dairy products, such as the cholesterol, calorie, sodium, lactose and fat content of such products, and we could become subject to increased competition from companies whose products or marketing strategies address these consumer concerns.


Because we sell food products, we face the risk of exposure to product liability claims.

     We, like any other seller of food, face the risk of exposure to product liability claims in the event that our quality control procedures fail and the consumption of our products causes injury or illness. With respect to product liability claims, we believe that we have sufficient primary and excess umbrella liability insurance. However, this insurance may not continue to be available at a reasonable cost, or, if available, may not be adequate to cover liabilities. We generally seek contractual indemnification and insurance coverage from parties supplying us products, but this indemnification or insurance coverage is limited, as a practical matter, to the creditworthiness of the indemnifying party, and their carriers, if any, as well as the insured limits of any insurance provided by suppliers. If we do not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on our financial condition, results of operations and liquidity.


Government regulation could increase our costs of production and increase our legal and regulatory expenditures.

     We are subject to extensive regulation by the United States Food and Drug Administration, the United States Department of Agriculture, and other state and local authorities in jurisdictions in which our products are manufactured, processed or sold. Among other things, these regulations govern the manufacturing, importation, processing, packaging, storage, distribution and labeling of our products. Applicable statutes and regulations governing cheese products include "standards of identity" for the content of specific types of cheese, nutritional labeling and serving size requirements as well as general "Good Manufacturing Practices" with respect to manufacturing and production processes. Our manufacturing and processing facilities and products are also subject to periodic compliance inspections by federal, state and local authorities. We are also subject to environmental regulations governing the discharge of food waste. We believe that we are in compliance with all material laws and regulations governing our material operations and that we have obtained all material licenses and permits necessary for the conduct of our business. Amendments to existing statutes and regulations, adoption of new statutes and regulations as well as our expansion into new operations and jurisdictions will require us to obtain additional licenses and permits and could require us to adapt or alter methods of operations at costs which could be substantial. There can be no assurance that we will be able, for financial or other reasons, to comply with applicable laws and regulations and licensing requirements. Failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as possible criminal sanctions, which could have a material adverse effect on our business.

                        Risks Related To This Offering


The market price of our stock could be subject to fluctuations.

     The market price of our common stock could be subject to fluctuations in response to factors such as the following, some of which are beyond our control:

     o    quarterly variations in our operating results;

     o operating results that vary from the expectations of securities analysts and investors;

     o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

     o announcements by us or our competitors of major business developments, such as new products, services or technologies or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     o announcements by third parties of significant claims or proceedings against us;

     o    future sales of our common stock; and

     o    general market conditions.


Investors will incur immediate dilution and may experience further dilution.

     The offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. If you purchase common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of the common stock from the price you pay for common stock. We also have a large number of outstanding stock options and warrants to purchase our common stock with exercise prices significantly below the estimated offering price of the common stock for this offering. To the extent these options or warrants are exercised, you will be further diluted.


842,921, or 14.6%, of our total issued and outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

     After this offering, we will have issued and outstanding 5,755,563 shares of common stock, including the 1,200,000 shares of common stock we and certain of the selling stockholders are selling in this offering, as well as 213,370 treasury shares. Of the outstanding shares of common stock, 4,699,272 may be resold in the public market immediately. The remaining 842,921 of our outstanding shares, representing 14.6% of our total shares of common stock to be issued and outstanding after this offering, are restricted from sale under the terms of the Securities Act and 837,921 of these shares are restricted from sale for six months from the date of this prospectus due to an agreement the holders of these shares have entered into with the managing underwriter. However, the managing underwriter can waive this restriction and allow these stockholders to sell their shares at any time.

     In addition, up to 150,000 shares issuable upon exercise of warrants held by certain selling stockholders which are not included in the underwritten offering are restricted from sale for six months from the date of this prospectus due to an agreement between the selling stockholders and the managing underwriter. However, the managing underwriter can waive this restriction and allow the selling stockholders to sell the shares at any time. For a more detailed description, see "Shares Eligible for Future Sale."

     As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

     We also have issued options to purchase 1,326,666 shares of our common stock under our employee stock option plans. A significant number of the shares underlying these options have previously been registered and, subject to the applicable vesting requirements, upon exercise of these options the underlying shares may be resold into the public market. In addition to the 150,000 warrant shares described above, we also have reserved 105,000 shares for issuance pursuant to warrants issued in connection with a prior financing and we have committed to issue warrants for 120,000 shares to the designees of the representatives of the underwriters in this offering. We have granted registration rights to the holders of these warrants for the shares of common stock issuable upon exercise of these warrants. Sales of a significant number of these shares, issuable upon exercise of outstanding options and warrants, would also have a depressive effect on the market price of our common stock.


Our managing underwriter has limited experience as managing underwriter of a public offering and its lack of experience may affect this offering and future trading of our common stock.

     Although Hobbs Melville Securities Corp. has engaged in the investment banking business since its formation as a broker-dealer on October 4, 1993, and its principals have had extensive experience in the underwriting of securities in their capacities with other broker-dealers, this offering constitutes one of the first public offerings for which it has acted as managing underwriter. There can be no assurance that its lack of public offering experience will not affect this proposed public offering of our common stock and future trading of our common stock.


Provisions in our Charter and Share Purchase Rights Plan may prevent an acquisition of Suprema.

     Certain provisions of our Certificate of Incorporation and our Share Purchase Rights Plan could have the effect, either alone or in combination with each other, of making more difficult, or discouraging an acquisition of our company deemed undesirable by our Board of Directors. Under our Certificate of Incorporation, there are approximately 4,500,000 unreserved shares of common stock and 2,000,000 shares of preferred stock available for future issuance without stockholder approval. The Share Purchase Rights Plan, commonly known as a "poison pill," states that, in the event that an individual or entity acquires 15% of the outstanding shares of our company, stockholders other than the acquiror may purchase additional shares of our common stock for a fixed price. The existence of authorized but unissued capital stock, together with the existence of the Share Purchase Rights Plan, could have the effect of discouraging an acquisition of our company.


We do not expect to pay dividends.

     We have not paid any cash dividends on our common stock to date and do not expect to pay dividends for the foreseeable future. Under existing loan agreements with our principal lender, we are not permitted to pay dividends without the lender's consent.


This prospectus contains forward-looking statements which may not turn out to be correct.

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our plans are forward-looking statements. These statements can sometimes be identified by our use of words such as "may," "anticipate," "expect," "intend," "estimate" or similar expressions. Our expectations in any forward-looking statements may not turn out to be correct. Our actual results could be materially different from those discussed in or implied by these statements, and you may consider these differences important to your investment decision. Important factors that could cause our actual results to be materially different include those discussed under "Risk Factors." You should not place undue reliance on the forward-looking statements, which speak only as of the date the statements were made.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors described in the proceeding pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could materially and adversely affect our business, operating results and financial condition.

                                USE OF PROCEEDS

     The net proceeds we will receive from the sale of 1,100,000 shares of our common stock in this offering are estimated to be $7,482,000, or $8,051,600 if the portion of the underwriters' over-allotment option granted by us is exercised in full. We will not receive any proceeds from the sale of shares by the selling stockholders.

     We expect to use the net proceeds approximately as follows:

     o 75% to purchase production equipment to expand our manufacturing capabilities at our Manteca, California facility.

     o 15% for research and development expenses associated with developing new cheese products.

     o    10% for working capital and general corporate purposes.

     We will determine, at our discretion, the amount actually expended for each purpose. Our future expenditures and allocation of the net proceeds of the offering will depend on many factors, including the amount necessary for marketing and promotion, development of technology, our entrance into strategic alliances and other factors. Accordingly, the actual amount of proceeds devoted to each purpose may vary substantially from the amount set forth above.

     Pending the uses described above, the net proceeds of this offering will be invested primarily in short-term, investment-grade, interest-bearing securities. We currently anticipate that the net proceeds received by us from this offering, together with cash generated from operations and existing cash balances, will be sufficient to satisfy our operating cash needs for at least 12 months from receipt of the proceeds.


                          PRICE RANGE OF COMMON STOCK

     Our common stock has been traded in the over-the-counter market and quoted on the NASDAQ System under the symbol "CHEZ" since April 25, 1991. On March 22, 1993, our stock commenced trading on the NASDAQ National Market System. The following table sets forth the high and low last reported sale prices of our common stock for the periods indicated below.



                                                        High          Low
                                                     ----------   ----------
Year Ended June 30, 1998
 First Quarter ...................................  $ 4.25       $ 3.25
 Second Quarter ..................................    3.88         2.78
 Third Quarter ...................................    4.94         3.25
 Fourth Quarter ..................................    4.44         3.38
Year Ended June 30, 1999
 First Quarter ...................................    4.00         2.81
 Second Quarter ..................................    5.00         4.50
 Third Quarter ...................................    7.69         4.63
 Fourth Quarter ..................................    7.13         4.69
Year Ended June 30, 2000
 First Quarter ...................................    9.13         6.88
 Second Quarter ..................................    9.75         7.00
 Third Quarter ...................................   13.13         7.75
 Fourth Quarter ..................................   10.50         7.94
Year Ending June 30, 2001
 First Quarter (through August 24, 2000) .........   10.63         8.75

     The closing price of the common stock on August 24, 2000 was $8.75.

     As of August 24, 2000, the number of record holders of our common stock was 67. We believe that this number does not include an estimated 1,000 beneficial owners of our common stock who currently hold such securities in the name of depository institutions.

                                DIVIDEND POLICY


     To date, we have not declared or paid any cash dividends on our common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon our earnings, capital requirements, financial condition and other relevant factors. We presently intend to retain all earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends in the foreseeable future. Our agreement with our lending institutions prohibits the payment of cash dividends, other than dividends on shares of preferred stock whose issuance is permitted under the loan agreement.


                                CAPITALIZATION


     The following table sets forth our capitalization as of March 31, 2000, on an actual basis and as adjusted to give effect to the sale and issuance by Suprema of 1,100,000 shares of common stock in this offering having estimated net proceeds of $7,482,000. The use of net proceeds is as described in the section "Use of Proceeds." You should read this together with the consolidated financial statements and the related notes included in this prospectus.



                                                                                          March 31, 2000
                                                                                     Actual          As Adjusted
                                                                                ----------------  ----------------
Long term debt and capital lease obligations (including current portion) .....    $ 68,536,471      $ 68,536,471
                                                                                  ------------      ------------
Stockholders' equity:
 Preferred stock, $.01 par value, 2,500,000 shares authorized, none issued and outstanding ...........................................................
 Common Stock, $.01 par value, 10,000,000 shares authorized; 4,625,563
   issued and outstanding, 5,725,563 issued and outstanding, as adjusted .....          46,255            57,255
Additional paid-in capital ...................................................      11,365,507        18,836,507
Retained earnings ............................................................      14,153,052        14,153,052
Treasury Stock, at cost, 213,370 shares issued ...............................      (1,442,620)       (1,442,620)
                                                                                  ------------      ------------
Stockholders' equity .........................................................      24,122,194        31,604,194
    Total capitalization .....................................................    $108,049,657      $115,531,657
                                                                                  ============      ============


                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


     The following table shows summary historical consolidated financial information of Suprema. The historical financial information as of June 30, 1999 and 1998 and for each of the three years in the period ended June 30, 1999 has been derived from the audited consolidated financial statements and related notes included in and incorporated by reference in this prospectus. You should read this information together with those financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which is also included in and incorporated by reference in this prospectus. Summarized historical consolidated financial information of Suprema as of June 30, 1997, 1996 and 1995 and for the years ended June 30, 1996 and 1995 has been derived from audited consolidated financial statements which do not appear in the documents included in or incorporated by reference in this prospectus.

     The historical statements of earnings and balance sheet data as of March 31, 2000 and 1999 and for the nine months ended March 31, 2000 and 1999 have been derived from unaudited financial statements. The financial statements as of March 31, 2000 and for the nine month periods ended March 31, 2000 and 1999 are unaudited; however, in the opinion of management all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial statements for the interim periods have been made. The unaudited results of interim periods are not necessarily indicative of the results to be obtained in a full fiscal year.

Statement of Earnings Data:

                                                    Nine Months Ended
                                                        March 31,
                                                --------------------------
                                                     2000          1999
                                                -------------  -----------
                                                       (unaudited)
Net Sales ....................................    $ 202,268     $127,414
Earnings before Extraordinary loss on
 Extinguishment of debt ......................        4,539        2,912
Net Earnings .................................        4,539        2,912
Earnings Per Share before Extraordinary loss
 on Extinguishment of debt (Basic) ...........          1.02         .64
Earnings Per Share before Extraordinary loss
 on Extinguishment of debt (Diluted) .........           .88         .61
Net Earnings per Share (Basic) ...............          1.02         .64
Net Earnings per Share (Diluted) .............           .88         .61
Weighted Average Common Shares
 Outstanding (Basic) .........................        4,428        4,542
Weighted Average Common Shares
 Outstanding (Diluted) .......................        5,180        4,788



                                                                    Years Ended June 30,
                                                ------------------------------------------------------------
                                                    1999         1998        1997        1996        1995
                                                -----------  -----------  ----------  ----------  ----------
                                                           (In thousands, except per share data)
Net Sales ....................................   $176,281     $108,140     $88,311     $65,104     $52,109
Earnings before Extraordinary loss on
 Extinguishment of debt ......................      4,208        2,417         121       1,409         912
Net Earnings .................................      4,208        1,406         121       1,409         912
Earnings Per Share before Extraordinary loss
 on Extinguishment of debt (Basic) ...........        .93          .53         .03         .46         .32
Earnings Per Share before Extraordinary loss
 on Extinguishment of debt (Diluted) .........        .86          .51         .02         .40         .32
Net Earnings per Share (Basic) ...............        .93          .31         .03         .46         .32
Net Earnings per Share (Diluted) .............        .86          .30         .02         .40         .32
Weighted Average Common Shares
 Outstanding (Basic) .........................      4,537        4,563       4,552       2,768       2,352
Weighted Average Common Shares
 Outstanding (Diluted) .......................      4,884        4,745       5,040       3,195       2,369

Balance Sheet Data:

                                                         March 31,
                                                   ----------------------
                                                      2000        1999
                                                   ----------  ----------
                                                        (unaudited)
Working Capital .................................   $ 83,890    $52,214
Total Assets ....................................    108,050     73,893
Long Term Debt Obligations (including
 capital lease obligation and current
 portion) .......................................     68,536     43,182
Total Liabilities ...............................     83,927     54,635
Warrants subject to mandatory redemption ........         --         --
Stockholders' Equity ............................     24,122     19,258



                                                                            June 30,
                                                   ----------------------------------------------------------
                                                      1999        1998        1997        1996        1995
                                                   ----------  ----------  ----------  ----------  ----------
                                                                         (In thousands)
Working Capital .................................   $56,265     $43,873     $32,546     $19,374     $11,209
Total Assets ....................................    81,999      62,081      47,043      41,663      27,212
Long Term Debt Obligations (including
 capital lease obligation and current
 portion) .......................................    44,125      35,493      23,772      18,482      13,310
Total Liabilities ...............................    61,488      45,387      31,754      27,577      19,811
Warrants subject to mandatory redemption ........        --          --       1,171       1,171          --
Stockholders' Equity ............................    20,511      16,695      15,289      14,086       7,401

     The statement of earnings data for the fiscal year ended June 30, 1998 gives effect to our incurring an extraordinary loss on extinguishment of debt of approximately $1,773,000 ($1,011,000, net of tax) resulting from our early retirement of subordinated debt and repurchase of warrants attached to the subordinated debt.

     The statement of earnings data for the fiscal year ended June 30, 1997 gives effect to a write-off of approximately $944,000 of costs related to marketing service agreements and a charge of approximately $1,259,000 associated with a loss we incurred on a sale leaseback transaction which was completed during the fourth quarter of our fiscal year ended June 30, 1997.

     The statement of earnings data for the fiscal year ended June 30, 1996 gives effect to income of approximately $412,000 related to our payment in full of a note relating to a licensing agreement.


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


Overview

     We are a manufacturer, shredder, grater, and marketer of gourmet all natural Italian variety cheeses. Our cheese which we market under the Suprema Di Avellino brand name, as well as under private label, consists primarily of domestic mozzarella, ricotta, and provolone cheeses, grated and shredded parmesan and romano cheeses, and imported parmesan and pecorino romano cheeses, including "lite" versions of certain of these products containing less fat and fewer calories. Our cheese products are all natural and do not contain any preservatives, additives, sweeteners, dehydrated fillers or artificial flavorings. We sell our products to customers in the food service, food ingredient, and retail markets.

     We maintain three operating facilities. Our East Coast production facility and corporate headquarters is located in Paterson, New Jersey and is equipped with state-of-the-art equipment for grating, shredding and packaging our cheeses. Our West Coast facility is located in Manteca, California and is equipped with state-of-the-art equipment for cheese production, shredding, packaging and whey processing. Our Northeast facility located in Ogdensburg, New York, is a cheese production and whey processing facility.

     As part of our continuing effort to manufacture and market superior products and to expand our current product line, we have recently enhanced our research and development expertise. We are currently focusing our efforts on expanding our product lines in two diverse areas: processed mozzarella cheese, which we expect will have a shelf life of at least six months without the need for refrigeration yet will have natural mozzarella cheese characteristics, and whey protein components, which we intend to sell to third-parties for use as nutrient supplements and ingredients in a variety of products.

     We record revenues when our products are shipped to customers. Our customers generally do not have the right to return products that have been shipped.


Results of Operations

     The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our statements of earnings.

                                                                            As A Percentage of Net Sales
                                                         -------------------------------------------------------------------
                                                             Nine Months Ended
                                                                 March 31,                    Years Ended June 30,
                                                         -------------------------   ---------------------------------------
                                                             2000          1999          1999          1998          1997
                                                         -----------   -----------   -----------   -----------   -----------
Net sales ............................................       100.0%        100.0%        100.0%        100.0%        100.0%
Cost of sales ........................................        83.6          82.9          83.0          82.7          83.0
                                                             -----         -----         -----         -----         -----
Gross margin .........................................        16.4          17.1          17.0          17.3          17.0
Selling and shipping expenses ........................         8.3           8.4           8.0           7.4          10.4
General and administrative expenses ..................         2.2           2.3           2.5           3.4           2.5
Interest expense, net ................................         2.1           2.5           2.5           2.7           2.5
Other expense ........................................          --            --            --            --           1.4
                                                             -----         -----         -----         -----         -----
Earnings before income taxes and extraordinary
 item ................................................         3.8           3.9           4.0           3.8            .2
Income taxes .........................................         1.6           1.6           1.6           3.8            .2
                                                             -----         -----         -----         -----         -----
Earnings before extraordinary item ...................         2.2           2.3           2.4           2.2            .1
Extraordinary loss on extinguishment of debt .........          --            --            --           (.9)           --
                                                             -----         -----         -----         -----         -----
Net earnings .........................................         2.2           2.3           2.4           1.3            .1
                                                             =====         =====         =====         =====         =====

Nine Months Ended March 31, 2000 Compared to Nine Months Ended March 31, 1999.


     Net sales for the nine month period ended March 31, 2000 were approximately $202,268,000 as compared to approximately $127,414,000 for the nine months ended March 31, 1999, an increase of approximately $74,854,000 or 58.7%. This increase reflects an increase in sales volume for food service products manufactured by us.

     Our gross margin increased by approximately $11,490,000, from approximately $21,757,000 in the nine month period ended March 31, 1999 to approximately $33,247,000 in the nine month period ended March 31, 2000, primarily as a result of an increase in sales volume for food service products manufactured by us. Our gross margin as a percentage of sales decreased from 17.1% in the nine months ended March 31, 1999 to 16.4% for the comparable nine month period in 2000. The decrease in gross margin as a percentage of sales was primarily due to the lower average selling price for cheese (as a result of the lower average CME Block Cheddar Market, the commodity index on which bulk cheese prices are based) during the three months ended March 31, 2000, and, to a lesser extent, the shift toward lower margin sales associated with the food service markets, which was partially offset by the increase in the sales volume.

     Selling and shipping expenses increased by approximately $6,176,000 from approximately $10,698,000 for the nine month period ended March 31, 1999 to approximately $16,874,000 for the nine month period ended March 31, 2000. The increase in selling and shipping expenses was primarily due to increases in advertising and promotional allowances, commission expenses and shipping expenses in support of our revenue growth. As a percentage of sales, selling and shipping expenses decreased slightly from 8.4% for the nine month period ended March 31, 1999 to 8.3% in the nine month period ended March 31, 2000. The percentage decrease in selling and shipping expenses was primarily due to the increase in our revenue growth, which was partially offset by the increases in advertising and promotional allowances, commission expenses and shipping expenses in support of our revenue growth.

     General and administrative expenses increased by approximately $1,474,000 from approximately $2,944,000 for the nine month period ended March 31, 1999 to approximately $4,418,000 for the comparable period in fiscal year 2000. The increase in general and administrative expenses was primarily a result of an increase in personnel and other administrative expenses associated with our revenue growth. As a percentage of sales, general and administrative expenses decreased slightly to 2.2% for the nine month period ended March 31, 2000, from 2.3% for the comparable period in 1999, primarily due to the increase in our revenue growth, which was partially offset by an increase in personnel and other administrative expenses.

     Net interest expense increased to approximately $4,260,000 for the nine month period ended March 31, 2000 from approximately $3,179,000 for the nine month period ended March 31, 1999. The increase was primarily the result of our expanded borrowing requirements necessary for working capital needs.

     The provision for income taxes for the nine month period ended March 31, 2000, increased by approximately $1,132,000 as compared to the nine month period ended March 31, 1999 primarily as a result of increased taxable income. The effective tax rate was relatively consistent between the periods.

     Net earnings increased by approximately $1,627,000 to approximately $4,539,000 for the nine month period ended March 31, 2000, from approximately $2,912,000 for the comparable period ended March 31, 1999, due to the increase in gross margin primarily as a result of increased sales volume, which was partially offset by the increases in selling, shipping, general and administrative and interest expenses.


Year Ended June 30, 1999 Compared to Year Ended June 30, 1998

     Revenues for the fiscal year ended June 30, 1999 were approximately $176,281,000, as compared to approximately $108,140,000 for the fiscal year ended June 30, 1998, an increase of approximately $68,141,000, or 63.0%. This increase reflected higher sales volume for food service products manufactured by us.

     Our gross margin increased by approximately $11,184,000, from approximately $18,745,000 for the year ended June 30, 1998 to approximately $29,929,000 for the fiscal year ended June 30, 1999, primarily as a result of the increased sales volume. Our gross margin as a percentage of sales decreased slightly from 17.3% in the year ended June 30, 1998 to 17.0% in the year ended June 30, 1999. The decrease in gross margin as a percentage of net sales was due primarily to the higher costs of raw materials during the fiscal year ended June 30, 1999, as well as the shift toward lower margin sales associated with the food service and food ingredient markets, partially offset by the increase in sales volume.

     Selling and shipping expenses increased by approximately $6,021,000 from approximately $8,025,000 during the fiscal year ended June 30, 1998 to approximately $14,046,000 during the fiscal year ended June 30, 1999. As a percentage of sales, selling and shipping expenses increased from 7.4% for the fiscal year ended June 30, 1998 to 8.0% for the fiscal year ended June 30, 1999. The increase in selling and shipping expenses and the increase of such expenses as a percentage of net sales was primarily due to increases in advertising and promotional allowances of $2,996,000, commission expenses and shipping expenses in support of our revenue growth.

     General and administrative expenses increased from approximately $3,636,000 in fiscal year 1998 to approximately $4,421,000 in fiscal year 1999. The increase in general and administrative expenses was primarily due to an increase in personnel and other administrative expenses associated with our revenue growth. As a percentage of sales, general and administrative expenses decreased from 3.4% in fiscal year 1998 to 2.5% in fiscal year 1999. The decrease in general and administrative expenses incurred as a percentage of sales was primarily due to the increase in our revenue growth, which was partially offset by an increase in personnel and other administrative expenses in association with our sales growth.

     Net interest expense increased to approximately $4,329,000 for the year ended June 30, 1999, from approximately $2,917,000 for the year ended June 30, 1998. The increase in interest expense was primarily the result of our expanded borrowing necessary to finance working capital needs.

     The provision for income taxes for the year ended June 30, 1999 increased by approximately $1,176,000 compared to fiscal year 1998, primarily as a result of increased taxable income.

     We took an extraordinary charge on the extinguishment of the subordinated debt notes net of tax of approximately $1,011,000 during the quarter ended December 31, 1997. See Note 7 to the consolidated financial statements. The charge was the result of prepayment penalties related to the early extinguishment of the subordinated debt and associated fees.

     Net earnings before the extraordinary charge on the extinguishment of the subordinated debt increased by approximately $1,791,000 to approximately $4,208,000 in fiscal year 1999 from approximately $2,417,000 in fiscal year 1998 due to the reasons discussed above.

     Net earnings increased by approximately $2,802,000 to approximately $4,208,000 in fiscal year 1999 from approximately $1,406,000 in fiscal year 1998 due to the reasons discussed above.


Year Ended June 30, 1998 Compared to Year Ended June 30, 1997


     Revenues for the fiscal year ended June 30, 1998 were approximately $108,140,000, as compared to approximately $88,311,000 for the fiscal year ended June 30, 1997, an increase of approximately $19,829,000, or 22.5%. This increase reflected higher sales volume for food service products manufactured by us.

     Our gross margin increased by approximately $3,697,000, from approximately $15,048,000 for the year ended June 30, 1997 to approximately $18,745,000 for the year ended June 30, 1998, primarily as a result of the increased sales volume. Our gross margin as a percentage of sales increased from 17.0% in the year ended June 30, 1997 to 17.3% in the year ended June 30, 1998. The increase in gross margin as a percentage of net sales was due primarily to lower costs of raw materials during the fiscal year ended June 30, 1998, partially offset by higher costs associated with our Ogdensburg, New York manufacturing facility and the shift toward lower margin sales associated with the food service and food ingredient markets.

     Selling and shipping expenses decreased by approximately $1,151,000 from approximately $9,176,000 during the fiscal year ended June 30, 1997 to approximately $8,025,000 during the fiscal year ended June 30, 1998. As a percentage of sales, selling and shipping expenses decreased from 10.4% for the fiscal year ended June 30, 1997 to 7.4% for the fiscal year ended June 30, 1998. The decrease in selling and shipping expenses was primarily due to the unusual charge associated with the write-off of the marketing service agreements in fiscal 1997 of approximately $944,000 as such amounts no longer had continuing value as a result of declining relevance of these product lines, as well as a decrease in freight expenses due to our Ogdensburg facility coming on line. See Note 5 to the consolidated financial statements.

     General and administrative expenses increased from approximately $2,181,000 in fiscal year 1997 to approximately $3,636,000 in fiscal year 1998. As a percentage of sales, general and administrative expenses increased from 2.5% in fiscal year 1997 to 3.4% in fiscal 1998. The increase in general and administrative expenses was primarily due to an increase in personnel and other administrative expenses in association with our sales growth.

     Net interest expenses increased to approximately $2,917,000 for the year ended June 30, 1998 from approximately $2,232,000 for the year ended June 30, 1997. The increase was primarily the result of our expanded borrowing requirements necessary to finance working capital needs, partially offset by a decrease in capital lease interest expense due to the sale leaseback transaction completed during the fourth quarter of fiscal 1997.

     Other income changed from a loss of approximately $1,259,000 in fiscal year 1997 to $0 in fiscal year 1998. The loss in fiscal year 1997 was attributable to the sale of our assets in association with the sale leaseback transaction we completed during the fourth quarter of fiscal 1997. See Note 4 to the consolidated financial statements.

     The provision for income taxes for the year ended June 30, 1998 increased by approximately $1,670,000 compared to fiscal year 1997 primarily as a result of increased taxable income and an increase in the effective tax rate from 40 percent to 42 percent.

     We took an extraordinary charge on the extinguishment of the Subordinated Debt Notes net of tax of approximately $1,011,000 during the quarter ended December 31, 1997. See Note 7 to the consolidated financial statements. The charge was the result of prepayment penalties related to the early extinguishment of the subordinated debt and associated fees.

     Net earnings applicable to common stock before the extraordinary charge on the extinguishment of the subordinated debt increased by approximately $2,296,000 to approximately $2,417,000 in fiscal year 1998 from approximately $121,000 in fiscal year 1997 due to the reasons discussed above.

     Net earnings applicable to common stock increased by approximately $1,285,000 to approximately $1,406,000 in fiscal year 1998 from approximately $121,000 in fiscal year 1997 due to the reasons discussed above.


Liquidity and Capital Resources

     As of March 31, 2000, we had working capital of approximately $83,900,000, as compared with $56,265,000 at June 30, 1999, an increase of approximately $27,635,000. The increase in working capital was primarily due to the increase in accounts receivable and inventory levels in support of our increased sales volume, as well as decreases in accounts payable, income taxes payable and accrued expenses and other current liabilities, partially offset by decreases in prepaid expenses and other current assets and other assets.

     We previously entered into certain capital lease financing transactions to purchase equipment. As of March 31, 2000, we had obligations of approximately $1,858,308 under capital leases.

     In March 1996, we purchased our Paterson, New Jersey production facility which we had not previously leased. On March 29, 1999, we refinanced our mortgage on our Paterson facility for the principal amount of $929,573. The seven year note, which bears interest at 7.85% per annum, is being amortized at a fifteen year rate and requires a balloon payment at the end of year seven of approximately $501,000. As of March 31, 2000, we had outstanding obligations of approximately $881,163 under the mortgage on our Paterson, New Jersey facility.

     We have a bank revolving credit facility that in March 2000 was amended to increase the banks' potential commitment to $85,000,000 through February 15, 2004. The rate of interest on amounts borrowed under the credit facility is the adjusted LIBOR rate plus 175 basis points. The interest rate as of March 31, 2000 was 8.65%. The credit facility is collateralized by substantially all existing and acquired assets as defined in the credit facility, and is guaranteed by our subsidiaries, Suprema Specialties West, Inc., and Suprema Specialties Northeast, Inc. and the pledge of all of the stock of these subsidiaries. Advances under this credit facility are limited to 85% of eligible accounts receivable, and 60% of most inventory. The credit facility agreement contains restrictive covenants, including the maintenance of consolidated net worth and the maintenance of leverage and fixed charge ratios, as defined in the agreement, and restriction on dividends to common stockholders. We believe we are in compliance with these covenants. As of March 31, 2000, our total outstanding debt to our lender was approximately $55,297,000.

     Our management believes that, with an increase in our line of credit facility to $85,000,000, we have adequate working capital to meet our reasonably foreseeable cash requirements.

     In March 1998, we entered into a Loan and Security Agreement with Albion Alliance Mezzanine Fund, L.P. and the Equitable Life Assurance Society of the United States as the lenders, pursuant to which $10,500,000 was loaned to the Company. The loan is unsecured and is subordinated to the revolving credit facility discussed above. The loan bears interest at 16.5% per annum. Interest is payable monthly at the rate of 12% with the balance deferred until February 1, 2003 when it is due in full. The principal amounts of the loan is payable in three installments of $3,500,000 on each March 1, beginning in the year 2004. In addition, in connection with the execution and delivery of the Loan Agreement, we delivered to the Lender a warrant to purchase 105,000 shares of our Common Stock at $4.125 per share, the market price at the date of the agreement. The warrant is exercisable until March 1, 2008.

     Net cash used in operating activities in the nine month period ended March 31, 2000 was approximately $22,603,000, as compared to $5,444,000 in the comparable period of the prior year. The use of cash in operations was primarily the result of increases in accounts receivable and inventories in support of our increased revenue growth, and decreases in accounts payable, income taxes payable and accrued expenses and other current liabilities, partially offset by an increase in net earnings as adjusted for non-cash expenses, and decreases in prepaid expenses and other current assets and other assets. The cash used in operations was financed through cash flow from financing activities, primarily proceeds from existing credit facilities. Net cash used in investing activities in the nine month period ended March 31, 2000 was approximately $882,000, as compared to $958,000 in the nine month period ended March 31, 1999, as a result of continued expenditures for fixed assets, including capital equipment utilized in our manufacturing facilities in Manteca, California and Ogdensburg, New York. As a result, as of March 31, 2000, we had cash of approximately $356,570.


Foreign Currency

     We are subject to various risks inherent in dependence on foreign sources of supply, including economic or political instability, shipping delays, fluctuations in foreign currency exchange rates, custom duties and import quotas and other trade restrictions, all of which could have a significant impact on our ability to obtain supplies and deliver finished products on a timely and competitive basis. We have no material unhedged monetary assets, liabilities or commitments denominated in currencies other than the United States dollar. We do not engage in foreign currency hedging transactions.


Effect of New Accounting Pronouncements

     In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS 133, as amended by SFAS 137, standardizes accounting and reporting for derivative instruments and for hedging activities. This statement is effective for our 2001 fiscal year. Based on an assessment of current operations, we do not expect SFAS 133 to be have any significant effect on our financial statements.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition ("SAB 101") which broadly addresses how companies report revenues in their financial statements. We are in the process of evaluating the accounting requirements of SAB 101 and do not expect that this standard will have a material effect, if any, on its financial position, results of operations, or cash flows.


Quantitative and Qualitative Disclosures About Market Risk

     The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of the current nature of these instruments. The carrying amounts reported for revolving credit and long-term debt approximate fair value because the interest rates on these instruments are subject to changes with market interest rates.

                                   BUSINESS

General

     We manufacture, shred, grate and market gourmet all natural Italian variety cheeses under the Suprema Di Avellino(R) brand name, as well as under private label. Our product lines consist primarily of domestic mozzarella, ricotta and provolone cheeses, grated and shredded parmesan and romano cheeses, and imported parmesan and pecorino romano cheeses, including "lite" versions of certain of these products containing less fat and fewer calories. Our cheeses do not contain any preservatives, additives, sweeteners, dehydrated fillers or artificial flavorings. We sell our products to customers in all three groups within the cheese industry: food service, food ingredient and retail.

     We maintain three primary facilities. We manufacture cheeses at our facilities in Manteca, California and Ogdensburg, New York. At our Paterson, New Jersey facility, bulk cheese manufactured by us or imported primarily from Europe and, to a lesser extent, South America, is shredded or grated and then packaged for distribution.

     We package and sell our bulk cheeses to national food service distributors, which then sell the products to restaurants, hotels, caterers, and others. We also sell our products to food manufacturers who use our cheese as an ingredient in prepared foods. We offer many of our products in shrink-wrapped plastic packaging and in plastic pillow packs which ensure continued freshness and gourmet quality. In addition to standard sizes, we also package our products in customized sizes to meet the specific needs of our food service distributors and food manufacturer customers.

     We currently sell our retail product line in selected regional markets, including New England, the New York Metropolitan area, Maryland, District of Columbia, Florida, Pennsylvania and the Chicago Metropolitan area. We package most of our cheeses in convenient resealable tamper-resistant transparent plastic cups and shakers. We believe that our packaging enhances the gourmet quality and image of our cheeses. We offer our cheeses in a wide variety of retail package sizes, ranging from 6 ounces to 3 pounds. We use various techniques to preserve the freshness of our products, including, controlled atmosphere, heat sealed packaging and a moisture reduction process which extends the shelf-life of our grated and shredded cheeses. Our cheeses are sold in well known chain stores, including D'Agostino's, Food Town, Giant, King Kullen, Shop-Rite, Stop'N Shop and Super Valu as well as BJ's Wholesale Club.

     As part of our continuing effort to manufacture and market superior products and to expand our current product line, we have increased our research and development expertise. We are currently focusing our efforts on expanding our product lines in two diverse areas: processed mozzarella cheese, which we expect will have a shelf-life of at least six months without the need for refrigeration yet will have natural mozzarella cheese characteristics, and whey protein components, which we intend to sell to third-parties for use as nutrient supplements and ingredients in a variety of products.

     The markets for all natural, Italian variety and shredded cheese products have grown substantially in recent years. According to the most recently published cheese industry report prepared by 1999 Business Trend Analysts, sales of natural cheese products by United States manufacturers increased from $10.2 billion in 1993 to $12.3 billion in 1999, and are projected to reach approximately $18.5 billion by the year 2008. We believe that natural cheese is widely regarded as high quality and nutritious. Since our inception, we have sought to capitalize on opportunities arising from all three groups within the cheese industry: food service, food ingredient and retail. The food service group is comprised of restaurants, hotels and caterers and accounts for 44% of industry sales. The food ingredient group, comprised of food manufacturers, accounts for 16% of industry sales and the retail group, comprised of grocery stores, delicatessens and gourmet shops, accounts for 40% of industry sales.


Products and Customers

     We principally market our cheeses under the Suprema Di Avellino(R) brand name, as well as under private label to the three groups within the cheese industry. Our product lines consist primarily of domestic mozzarella, ricotta and provolone cheeses, grated and shredded parmesan and romano cheeses, imported parmesan and pecorino (sheep's milk) romano cheese products including "lite" versions of certain of these products which contain less fat and fewer calories. Our cheeses are all natural and do not contain any preservatives, additives, sweeteners, dehydrated fillers or artificial flavorings.

     We sell our cheeses nationally to food service industry distributors and food manufacturers, principally in bulk. For the years ended June 30, 1999, 1998 and 1997, and the nine months ended March 31, 2000, sales of cheese products to food service distributors accounted for approximately 91%, 88%, 83% and 90%, respectively, of our net sales; sales to food manufacturers accounted for approximately 6%, 6%, 7% and 8%, respectively, of our net sales.

     Our retail products are sold to supermarket chains, grocery stores, delicatessens and gourmet shops. Our customers include well known chain stores, such as D'Agostino's, Food Town, Giant, King Kullen, Shop-Rite, Stop'N Shop and Super Valu as well as BJ's Wholesale Club. For the years ended June 30, 1999, 1998 and 1997, and the nine months ended March 31, 2000, sales of cheese products to retailers accounted for approximately 3%, 6%, 10% and 2%, respectively, of our net sales.

     We generally sell our cheeses upon receipt of customer purchase orders and fill orders within approximately seven days. Substantially all of our products are delivered to customers by independent trucking companies. We do not have long term purchase agreements with our customers. For the nine months ended March 31, 2000, A&J Foods, Inc., Noble J.G. Cheese Company and Tricon Commodities Int'l., Inc. accounted for approximately 15%, 14% and 11%, respectively, of our revenues. For the fiscal years ended June 30, 1999 and June 30, 1998, A&J Foods, Inc. accounted for 18% of our revenues for each year. For the fiscal year ended June 30, 1997, A&J Foods, Inc. and Lisanti Foods of New Jersey accounted for 14% and 10%, respectively, of our net sales.


New Product Developments

     As part of our continuing effort to manufacture and market superior products and to expand our current product line, we have increased our research and development expertise. We are currently focusing our efforts in two diverse areas: processed mozzarella cheese and whey protein components.

     Processed Mozzarella Cheese. In May 1999, Cornell University, one of the country's leading dairy agricultural centers, granted us an exclusive 17 year license on their U.S. patent for processed mozzarella cheese. Together with Cornell University, we are developing a processed mozzarella cheese for commercial distribution that we expect will have a shelf-life of at least six months without the need for refrigeration, yet will have the natural mozzarella cheese characteristics of melting, stretching and browning. We believe the prolonged shelf life of our processed cheese will allow us to offer pizza chains, fast food restaurants and food manufacturers a consistent "always-ready" cheese without the concern of spoilage typically associated with a non-processed mozzarella. This should provide the customer with better inventory control and flexibility.

     We believe that a prolonged shelf-life mozzarella cheese will provide us with numerous opportunities in the export cheese market. Currently, non-processed cheeses sold for export are frozen and then shipped overseas. Because of our product's anticipated extended shelf life and lack of need for refrigeration or freezing, we expect that our processed cheese will address the concerns of spoiling and thawing, while maintaining the characteristics of natural mozzarella cheese.

     According to the 1999 Business Trend Analysts report, the size of the processed cheese market is approximately $7 billion and is projected to increase to approximately $9.5 billion by 2008. This market consists primarily of processed American cheese. We expect to become one of the first cheese companies to offer a processed mozzarella cheese that has the characteristics of a natural mozzarella cheese. Based upon our current research and development efforts, we expect to begin commercial production of our processed mozzarella cheese by the end of 2001. We have applied for, and received "Notices of Allowance" for two registered trademarks with the United States Trademark and Patent Office, "Chez" and "Pizza Chez" for use with our proposed new product.

     Whey Protein Components. In April 2000, we appointed Professor J.L. Maubois as a consultant to support our research and development department's efforts in the field of microfiltration of milk. Professor

Maubois is currently the Director of Research and Development at the National Institute of Agricultural Research located in Rennes, France. Professor Maubois is considered a world leader in the application of membrane separation technology of dairy streams and holds many dairy patents related to membrane technology. Presently, Professor Maubois and Dr. Reyad Mahmoud, our Director of Research and Development, are pursuing the application of membrane separation technology to separate the non-processed raw milk and whey streams in order to selectively capture components for use in bioactive, nutritional and pharmaceutical products. We believe these components have many applications and can be used in various products such as baby formulas, nutrient supplements, sport beverages and others.


Production

     We manufacture all natural domestic cheeses at our West Coast facility in Manteca, California and our Northeast facility in Ogdensburg, New York. At our Manteca facility, raw milk is purchased from milk cooperatives and, through our state-of-the-art equipment and our proprietary techniques, produced into cheese. The Manteca facility manufactures the full line of our products, including mozzarella, provolone, ricotta, domestic parmesan and domestic romano. Our Manteca facility has shredding capabilities as well as whey processing equipment. Our Ogdensburg facility manufactures mozzarella and provolone cheeses and also has whey processing equipment. These facilities serve as distribution points for various geographic markets throughout the United States. Both facilities are operating at approximately 80% of production capacity.

     We also maintain an East Coast facility in Paterson, New Jersey which is equipped with state-of-the-art equipment for grating, shredding and packaging our products. At this facility, bulk cheese from our two manufacturing facilities, as well as imported bulk cheese, is shredded or grated, packaged and distributed. We are operating this facility at approximately 63% of production capacity. Our Paterson facility also serves as our corporate headquarters.

     We employ a Director of Operations at each facility who makes pre-production inspections and monitors critical manufacturing and processing functions. We also employ a Director of Quality Control who oversees the Quality Control Departments at each of our locations. Our Quality Control Departments are responsible for testing raw ingredients to ensure that they are free of contaminants, inspecting production equipment and testing finished products to ensure both quality and compliance with customer specifications. In addition, we regularly send random samples of each product to outside laboratories, which perform routine physical, chemical and micro-biological tests.


Marketing and Advertising

     Our Vice President of Sales is responsible for managing and coordinating our sales efforts and supervising our regional sales representatives and brokers. We employ regional sales representatives to market our products as well as a national account representative who is responsible for sales to our customers who have national operations. Senior management is responsible for planning and coordinating our marketing programs and maintains a hands-on relationship with select key accounts. In addition, we engage independent commission food brokers throughout the United States for marketing to our customers. To achieve greater market penetration, we continue to strengthen and expand our sales force and food broker network.

     We believe that product recognition by customers, consumers and food brokers is an important factor in the marketing of our products. We market our products and brand name through the use of promotional materials, including full color product brochures, circulars, free standing product displays, newspaper inserts and various co-op advertisement programs. Our Vice President of Market Development is responsible for designing product literature and brochures, as well as identifying and assessing potential new geographic markets.


Suppliers

     Our principal ingredient is raw milk. We believe that there are numerous alternative sources of supply available to us, including for raw milk which is currently provided by our largest supplier. For the fiscal years ended June 30, 1999, 1998 and 1997 and the nine months ended March 31, 2000, our largest supplier, a milk cooperative, accounted for approximately 21%, 25%, 31% and 15%, respectively, of all of our purchases. We do not usually maintain contracts with our suppliers.

     We import certain of our bulk cheeses directly from Europe and, to a lesser extent, South America. We purchase cheese supplies in large quantities in order to obtain volume discounts and place orders for imported bulk cheese approximately four to six months in advance of anticipated production requirements. For the fiscal years ended June 30, 1999, 1998 and 1997 and the nine months ended March 31, 2000, approximately 18%, 5%, 7% and 21%, respectively, of our supply requirements were imported.


Trademarks

     In September, 1992, we registered the name Suprema Di Avellino(R) with the United States Patent and Trademark Office. We have received a notice of allowance from the United States Patent Office with respect to the trademarks "Chez" and "Pizza Chez".


Government Regulation

     We are subject to extensive regulation by the United States Food and Drug Administration, the United States Department of Agriculture, and other state and local authorities in jurisdictions in which our products are manufactured, processed or sold, regarding the importation, manufacturing, processing, packaging, storage, distribution and labeling of our products. Applicable statutes and regulations governing cheese products include "standards of identity" for the content of specific types of cheese, nutritional labeling and serving size requirements, and general "Good Manufacturing Practices" with respect to production processes. Our manufacturing and processing facilities are subject to compliance with federal and state regulations regarding work safety and environmental matters as well as periodic inspection by federal, state and local authorities. We believe that we are currently in substantial compliance with all material governmental laws and regulations and maintain all material permits and licenses relating to our operations.

     Advertising relating to our products is subject to review of the Federal Trade Commission and state agencies to monitor and prevent unfair or deceptive trade practices.


Competition

     We face significant competition in the marketing and sales of our products. Our wholesale products compete on the basis of price, quality and service with products of companies such as Dairy Farmers of America, Beatrice Cheese Company and Stella Foods. Our retail products compete for brand recognition and shelf space with brands which have achieved significant consumer loyalty, such as Kraft, Sorrento, Sargento and Polly-O, as well as private label. We also compete with importers of foreign cheese and companies manufacturing substitute cheese products. Many of these products are marketed by companies with significantly greater financial and other resources which allows them to procure supermarket shelf space and to implement extensive advertising and promotional programs.

     We believe the principal competitive factors in the marketing of cheeses are price, quality, freshness, brand recognition and packaging convenience. Because our current products are positioned as all natural and gourmet, we generally price them at a premium to certain competitive products.

     We are subject to evolving consumer preferences, nutritional and health-related concerns. We believe that the absence of preservatives, additives, sweeteners, dehydrated fillers or artificial flavorings increases the appeal of our products to consumers. In addition, in response to certain consumer concerns we have certain all natural "lite" cheese products which contain less fat and fewer calories. We expect to see increased competition from other companies whose products or marketing strategies address these consumer concerns.


Employees

     As of August 23, 2000, we had 270 full-time employees of which 16 are employed in executive capacities and management positions, 22 are engaged in sales and marketing and administrative capacities and 232 are engaged in production and operations. Approximately 45% of our total workforce is represented by a union. We entered into a new contract with our union employees in Manteca, California which expires in December 2004. We are currently in negotiations with our union employees at our Ogdensburg, New York facility to formalize their first contract. As of August 23, 2000, we have not yet reached an agreement with the union representing these employees. We consider relations with our employees to be satisfactory.

                           DESCRIPTION OF SECURITIES

     Suprema is authorized to issue 10,000,000 shares of common stock, par value $.01 per share and 2,500,000 shares of preferred stock, par value $.01 per share. As of August 23, 2000, there were 4,655,563 shares of common stock and no shares of preferred stock issued and outstanding.


Common Stock

     The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of Suprema, the holders of common stock are entitled to ratably share the assets of Suprema, if any, legally available for distribution to them after payment of the debts and liabilities of Suprema and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued upon payment of the consideration set forth in this prospectus, fully paid and non-assessable.


Preferred Stock

     We are authorized to issue 2,500,000 shares of preferred stock. The preferred stock can be issued from time to time in one or more series which may rank senior to the common stock with respect to the payment of dividends and in the event of liquidation, dissolution or winding-up of our company. Our Board of Directors has the power, without stockholder approval, to issue shares of one or more series of preferred stock, at any time, and for such consideration and with such relative rights, privileges, preferences and other terms as the Board may determine, including terms relative relating to dividend and redemption rates, liquidation preferences and conversion or other rights. The rights and terms of any new series of preferred stock could adversely affect the voting power or other rights of the holders of the common stock or could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company.

     Our Board has previously designated a class of 500,000 shares of Series A redeemable convertible preferred stock whose terms provide that it may be converted at the rate of one share of common stock for each share of preferred stock at any time prior to redemption at a conversion price of $3.00 per share. The preferred stock is redeemable at our option at any time after the first anniversary of issuance, provided that the daily average of the high and low price of our common stock equals or exceeds $5.00 per share for ten consecutive days. The redemption price would be $3.00 per share, plus accrued and unpaid dividends. Quarterly dividends are payable in cash at an annual dividend rate of 10% and are cumulative. The preferred stock has a preference on liquidation of $3.00 per share plus accumulated but unpaid dividends. The preferred stock is non-voting stock, unless we fail to pay dividends on the preferred stock for four consecutive quarters, in which case the holders of the preferred stock would be entitled to vote as a class to elect an additional director to the Board.


Warrants

     In connection with a prior bank loan, we issued warrants to purchase 105,000 shares of common stock, exercisable until March 1, 2008, at an exercise price of $4.125. The shares issuable upon exercise of the warrants are subject to piggyback registration rights.

     In connection with our 1996 public offering, we issued the underwriter warrants to purchase 150,000 shares of common stock, exercisable until June 20, 2001, at an exercise price of $6.875.

     We have agreed to sell to the representatives and their designees warrants to purchase up to 120,000 shares of common stock at an exercise price of approximately 140% of the public offering price per share. The representatives' warrants may not be sold, transferred, assigned or hypothecated for two years from the date of this prospectus, except to officers and partners of the underwriters and members of the selling group, and are exercisable during the four-year period commencing one year from the date of this prospectus. During the warrant exercise term, the holders of the representatives' warrants are given, at nominal cost, the opportunity to profit from a rise in the market price of our common stock. To the extent that the representatives' warrants are exercised, dilution of the interest of our stockholders will occur. Further, the terms on which we will be able to obtain additional equity capital may be adversely affected as the holders of the representatives' warrants can be expected to exercise them at any time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in the representatives' warrants. Any profit realized on the sale of the representatives' warrants or the underlying shares of common stock may be deemed additional underwriting compensation. Subject to certain limitations and exclusions, we have agreed, at the request of the holders of a majority of the representatives' warrants, at our expense, to register the representatives' warrants and the shares of common stock issuable upon exercise of the representatives' warrants under the Securities Act on one occasion during the warrant exercise term and to include the representatives' warrants and such underlying shares in any appropriate registration statement which is filed by us during the four-year period commencing one year from the date of this prospectus.


Registration Rights

     Holders of 255,000 shares of our common stock issuable upon the exercise of outstanding warrants are entitled to certain rights with respect to the registration of these shares under the Securities Act. The holders of warrants exercisable to purchase 105,000 shares of common stock have agreed to waive their registration rights in connection with this offering. The balance of 150,000 shares issuable upon exercise of warrants are being registered in this offering and made a part of this prospectus but are not included in the underwritten offering.

     If we register any of our common stock, either for our own account or for the account of other security holders, the holders are entitled to notice of the registration and to include their shares of common stock in the registration.

     In all cases, a holder's right to include shares in a registration is subject to the ability of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of all of these registrations will be paid by us, and all selling expenses will be paid by the holders of the securities being registered. Sales of these shares could have an adverse effect on the trading price of our common stock.


Listing

     Our common stock is quoted on the Nasdaq National Market under the trading symbol "CHEZ."


Transfer Agent

     The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales may occur, could materially and adversely affect prevailing market prices of our common stock and our ability to raise equity capital in the future.

     After this offering, we will have 5,755,563 shares of our common stock issued and outstanding, including 213,370 treasury shares. A total of 4,699,272 of our outstanding shares, including the shares sold in this offering, will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below.

     The remaining 842,921 of our outstanding shares, representing 14.6% of our total shares of common stock to be issued and outstanding after this offering, are restricted shares under the terms of the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or other applicable exemption promulgated under the Securities Act. Giving effect to the lock-up agreements described below, 837,921 of these shares are restricted from sale for six months from the date of this prospectus. However, the managing underwriter can waive this restriction and allow these stockholders to sell their shares at any time.

     In addition, up to 150,000 shares issuable upon exercise of warrants held by certain selling stockholders, which shares are covered by this prospectus but are not included in the underwritten offering, are subject to the lock-up agreements with the managing underwriter as described below. However, the managing underwriter can waive the restriction of the lock-up agreements and allow these selling stockholders to sell the shares at any time.

     We have issued options to purchase 1,326,666 shares of common stock under our employee stock option plans. A significant number of the shares underlying these options have previously been registered and, subject to the applicable vesting requirements, upon exercise of these options the underlying shares may be resold into the public market. In addition to the 150,000 warrant shares described above, we also have reserved 105,000 shares for issuance pursuant to warrants issued in connection with a prior financing and we have committed to issue warrants for 120,000 shares to the designees of the representatives of the underwriters in this offering. We have granted registration rights to the holders of these warrants for the shares of common stock issuable upon exercise of these warrants.

Lock-up Agreements

     The selling stockholders have signed lock-up agreements with our managing underwriter under which they have agreed not to make any public sale or distribute any shares of our common stock or any securities convertible into our common stock, for a period of six months after the effective date of this registration statement without the prior written consent of the managing underwriter.

Rule 144

     In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     o    1% of the number of shares of our common stock then outstanding; or

     o the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar week preceding the filing of a notice on Form 144 with the SEC concerning that sale.

     Sales under Rule 144 are also subject to specific manner-of-sale provisions, notice requirements and to the availability of current public information about us.

     Under Rule 144(k) as currently in effect, a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule
144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon completion of this offering.

                 SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION


     All of the shares of common stock to be sold by the selling stockholders are included in this underwritten offering except for an aggregate of 150,000 shares underlying warrants held by James Carrazza, Richard Woltman and Kaye Woltman. The table set forth below provides the following information as to each selling stockholder:

     o the number of shares of common stock beneficially owned as of August 10, 2000,

     o    the number of shares to be sold by such selling stockholders, and

     o the number of shares (as percentage of the class) to be beneficially owned by such selling stockholders after the completion of the offering.

     The selling stockholders whose shares are included in the underwritten offering are our Chairman of the Board, President and Chief Executive Officer and our Executive Vice President and Director. The remaining selling stockholders, whose shares are not included in the underwritten offering, do not and have not held any position or office with Suprema or have had any other material relationship with Suprema during the last three years. However, James Carrazza is employed by Hobbs Melville Securities Corp., the managing underwriter of this offering.


                                              Shares of
                             Beneficial     common stock        Remaining       Percent
Selling Stockholders          Ownership      To Be Sold      After Offering     of Class
-------------------------   ------------   --------------   ----------------   ---------
Mark Cocchiola ..........     995,636         50,000            945,636          15.4%
Paul Lauriero ...........     675,619         50,000            625,619          10.2
James Carrazza ..........      87,000         75,000             12,000             *
Richard Woltman .........      37,500         37,500                  0             0
Kaye Woltman ............      37,500         37,500                  0             0

------------
* Less than 1%


Selling Stockholders Included in the Underwritten Offering

     If the underwriters exercise their over-allotment option in full, the number of shares of common stock sold by each of Mark Cocchiola and Paul Lauriero will increase to 100,000 and the number of shares beneficially owned and percent of class held after the offering will be 895,636 or 14.4% for Mr. Cocchiola and 575,619 or 9.3% for Mr. Lauriero.

     The shares beneficially owned by Mark Cocchiola include options to purchase 375,000 shares of common stock owned by Mr. Cocchiola, options to purchase 3,334 shares owned by Mr. Cocchiola's wife, 1,000 shares held of record by Mr. Cocchiola's wife and 2,000 shares held of record by Mr. Cocchiola's children.

     The shares beneficially owned by Mr. Lauriero include options to purchase 355,000 shares of common stock owned by Mr. Lauriero, 22,539 shares held of record by Mr. Lauriero's wife and 45,079 shares held of record by Mr. Lauriero's children.


Selling Stockholders Not Included in the Underwritten Offering -- Plan of Distribution

     We have agreed to register the public offering of up to 150,000 shares issuable upon exercise of warrants held by certain selling stockholders and to pay all expenses in connection with registering these shares. These shares may be offered and sold by the selling stockholders pursuant to this prospectus but they are not part of this underwritten offering. None of these shares may be sold, upon exercise of the warrants, prior to six months from the date of this prospectus without the prior consent of the managing underwriter. We will not receive any of the proceeds from the sale of these shares.

     The shares to be sold by the selling stockholders not included in this underwritten offering may be offered and sold from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold, without limitation, by: a block trade in which a broker or dealer, so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker or dealer as principal and resale by that broker or dealer for its account pursuant to this prospectus; ordinary brokerage transactions and transactions in which the broker solicits purchases; and face-to-face transactions between sellers and purchasers without a broker/dealer. In effecting sales, brokers or dealers engaged by these selling stockholders may arrange for other brokers or dealers to participate. These brokers or dealers may receive commissions or discounts from these selling stockholders in amounts to be negotiated. These brokers or dealers and any other brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with these sales.


                                 UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and Suprema and the selling stockholders have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.



                                                           Number of
Name                                                        Shares
------------------------------------------------------   ------------
Hobbs Melville Securities Corp .......................      500,000
Auerbach, Pollak & Richardson, Inc. ..................      250,000
Girard Securities, Inc. ..............................       75,000
Mercer Partners, Inc. ................................       75,000
Oberweis.net .........................................       75,000
Paulson Investment Company Inc. ......................       75,000
Westminster Securities Corporation ...................       75,000
Westport Resources Investment Services, Inc. .........       75,000
                                                            -------
  Total ..............................................    1,200,000
                                                          =========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Hobbs Melville Securities Corp. and Auerbach Pollak & Richardson, Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $.40 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     The underwriters have an option, exercisable for 30 days from the date of this prospectus, to purchase up to 180,000 additional shares of common stock at the public offering price less the underwriting discount, of which 100,000 may be purchased from the selling stockholders and 80,000 may be purchased from us. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, the underwriters will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to each such underwriter's initial purchase commitment.

     We have agreed to sell to the representatives and their designees, for an aggregate of $120, warrants to purchase up to 120,000 shares of common stock at an exercise price of approximately 140% of the public offering price per share. The representatives' warrants may not be sold, transferred, assigned or hypothecated for two years from the date of this prospectus, except to officers and partners of the underwriters and members of the selling group, and are exercisable during the four-year period commencing one year from the date of this prospectus. During the warrant exercise term, the holders of the representative's warrants are given, at nominal cost, the opportunity to profit from a rise in the market price of our common stock. To the extent that the representatives' warrants are exercised, dilution of the interest of our stockholders will occur. Further, the terms on which we will be able to obtain additional equity capital may be adversely affected since the holders of the representatives' warrants can be expected to exercise them at any time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in the representatives' warrants. Any profit realized on the sale of the representatives' warrants or the underlying shares of common stock may be deemed additional underwriting compensation. Subject to certain limitations and exclusions, we have agreed, at the request of the holders of a majority of the representatives' warrants, at our expense to register the representatives' warrants and the shares of common stock issuable upon exercise of the representatives' warrants under the Securities Act on one occasion during the warrant exercise term and to include the representatives' warrants and such underlying shares in any appropriate registration statement which is filed by us during the four-year period commencing one year from the date of this prospectus.

     We have agreed to pay to the representatives a non-accountable expense allowance equal to 3% of the aggregate public offering price of the shares of common stock as sold by us and the selling stockholders in the offering, $25,000 of which has previously been paid as a retainer.

     We have agreed not to sell or otherwise dispose of any shares of common stock for a period of nine months from the date of this prospectus without the consent of Hobbs Mellville Securities Corp. except for (i) sales to the underwriters pursuant to this offering, (ii) sales upon exercise of options or warrants outstanding on the date of this prospectus, (iii) sales of common stock upon exercise of options granted or pursuant to other stock-based awards granted subsequent to the date of this prospectus pursuant to our stock option, stock incentive or other employee benefit plan, (iv) issuances of common stock in connection with an acquisition by us, (v) issuances of common stock upon exercise by a lending institution of options or other convertible securities issued to it by us in connection with a bona fide loan, and (vi) issuances pursuant to our Share Purchase Rights Plan in existence on the date of this prospectus.

     The selling stockholders have agreed that, for a period of six months from the date of this prospectus, they will not, without the prior written consent of Hobbs Melville Securities Corp., dispose of or hedge any shares of common stock of Suprema or any securities convertible into or exchangeable for common stock. Hobbs Melville Securities Corp., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. The common stock is quoted on the Nasdaq National Market under the symbol "CHEZ."

     In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     In addition, in connection with this offering, the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National

Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

     Suprema and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     Hobbs Melville Securities Corp. was organized and registered as a broker-dealer with the SEC and the National Association of Securities Dealers, Inc. on October 4, 1993. Although, since its organization, it has engaged in the investment banking business and its principals have had significant experience in the underwriting of securities in their capacities with other broker-dealers, this offering will constitute one of the first public offerings for which Hobbs Melville Securities Corp. has acted as managing underwriter.

                                 LEGAL MATTERS

     The legality of the common stock offered hereby has been passed upon for Suprema by Blank Rome Tenzer Greenblatt LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Stroock & Stroock & Lavan LLP, New York, New York.

                                    EXPERTS

     The financial statements and schedules included and incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and incorporated herein by reference, and are included and incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC.

     Our SEC filings are available to the public over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

                   INCORPORATION OF INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus the information we have previously filed with it. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

     o Our Annual Report on Form 10-K for the fiscal year ended June 30, 1999;

     o Our Quarterly Reports on Form 10-Q for the three month periods ended September 30, 1999, December 31, 1999 and March 31, 2000; and

     o    Our Proxy Statement filed October 22, 1999.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                            Mark Cocchiola, President
                            Suprema Specialties, Inc.
                              510 East 35th Street
                           Paterson, New Jersey 07543
                                 (973) 684-2900

     The information in the documents incorporated by reference shall be deemed superseded to the extent that more current information is included in this prospectus or any more recent document incorporated herein.

                  Index to Consolidated Financial Statements


Report of Independent Certified Public Accountants .......................................   F-2
Consolidated Balance Sheets -- June 30, 1999 and 1998 and March 31, 2000 (unaudited) .....   F-3
Consolidated Statements of Earnings For the Years Ended June 30, 1999, 1998 and 1997 and
 nine months ended March 31, 2000 and 1999 (unaudited) ...................................   F-4
Consolidated Statements of Stockholders' Equity For the Years Ended June 30, 1999, 1998
 and 1997 and nine months ended March 31, 2000 (unaudited) ...............................   F-5
Consolidated Statements of Cash Flows For the Years Ended June 30, 1999, 1998 and 1997 and
 nine months ended March 31, 2000 and 1999 (unaudited) ...................................   F-6
Notes to Consolidated Financial Statements .......................................   F-7 to F-19

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Shareholders
Suprema Specialties, Inc.
Paterson, New Jersey

We have audited the accompanying consolidated balance sheets of Suprema Specialties, Inc. and Subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Suprema Specialties, Inc. and Subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.


                                                  BDO Seidman, LLP


Woodbridge, New Jersey

August 9, 1999

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS




                                                                            Years Ended June 30,            March 31,
                                                                       -------------------------------   ---------------
                                                                            1999             1998              2000
                                                                       --------------   --------------   ---------------
                                                                                                           (Unaudited)
Assets
Current:
 Cash...............................................................    $   358,214      $   489,890      $    356,570
 Accounts receivable, net of allowances of $570,290 and
   $470,290 at June 30, 1999 and 1998, respectively and
   $570,290 at March 31, 2000.......................................     36,007,542       23,239,810        58,395,077
 Inventories .......................................................     35,918,720       28,511,930        39,287,588
 Prepaid expenses and other current assets .........................        596,023          688,117           540,470
 Income taxes receivable ...........................................             --          235,348                --
 Deferred income taxes .............................................        228,000          188,000           228,000
                                                                        -----------      -----------      ------------
   Total current assets ............................................     73,108,499       53,353,095        98,807,705
Property, plant and equipment, net..................................      7,085,948        6,999,695         7,521,420
Other assets........................................................      1,804,528        1,728,616         1,720,532
                                                                        -----------      -----------      ------------
                                                                        $81,998,975      $62,081,406      $108,049,657
                                                                        ===========      ===========      ============
Liabilities and Stockholders' Equity
Current:
 Accounts payable...................................................    $12,123,099      $ 7,469,422      $ 11,371,240
 Current portion of capital leases .................................        550,761          500,964           594,388
 Mortgage payable -- current........................................         49,220           43,457            52,536
 Income taxes payable. .............................................      1,710,000               --           957,261
 Accrued expenses and other current liabilities.....................      2,409,839        1,467,034         1,942,491
                                                                        -----------      -----------      ------------
   Total current liabilities........................................     16,842,919        9,480,877        14,917,916
Deferred income taxes ..............................................      1,120,000          956,186         1,120,000
Revolving credit loan ..............................................     30,441,599       21,262,000        55,297,000
Subordinated debt ..................................................     10,500,000       10,500,000        10,500,000
Long-term capital leases............................................      1,715,327        2,266,090         1,263,920
Mortgage payable. ..................................................        868,468          921,413           828,627
                                                                        -----------      -----------      ------------
                                                                         61,488,313       45,386,566        83,927,463
                                                                        ===========      ===========      ============
Commitments and Contingencies
Stockholders' Equity:
 Preferred stock, $.01 par value, 2,500,000 authorized, none issued and outstanding
 Series A Redeemable Convertible Preferred Stock, 500,000
   shares authorized, none issued and outstanding
 Common stock, $.01 par value, 10,000,000 shares authorized,
   4,598,897 and 4,562,800 shares issued and outstanding at
   June 30, 1999 and 1998, respectively and 4,625,563 at
   March 31, 2000...................................................         45,988           45,628            46,255
 Additional paid-in capital.........................................     11,247,154       11,243,347        11,365,507
 Retained earnings .................................................      9,613,890        5,405,865        14,153,052
 Treasury stock at cost, 78,370 and 0 shares at June 30, 1999
   and 1998, respectively, and 213,370 at March 31, 2000 ...........       (396,370)              --        (1,442,620)
                                                                        -----------      -----------      ------------
   Total stockholders' equity ......................................     20,510,662       16,694,840        24,122,194
                                                                        -----------      -----------      ------------
                                                                        $81,998,975      $62,081,406      $108,049,657
                                                                        ===========      ===========      ============

          See accompanying notes to consolidated financial statements.

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS


                                                                                                 Nine Months Ended
                                                      Years Ended June 30,                           March 31,
                                        ------------------------------------------------  --------------------------------
                                              1999             1998            1997             2000             1999
                                        ---------------  ---------------  --------------  ---------------  ---------------
                                                                                                    (unaudited)
Net sales ............................   $176,281,035     $108,140,007     $ 88,311,454    $202,268,133     $127,414,216
Cost of sales ........................    146,351,545       89,395,062       73,263,129     169,021,509      105,657,190
                                         ------------     ------------     ------------    ------------     ------------
 Gross margin.........................     29,929,490       18,744,945       15,048,325      33,246,624       21,757,026
                                         ------------     ------------     ------------    ------------     ------------
Operating Expenses:
 Selling and shipping expenses .......     14,045,503        8,024,823        9,175,567      16,873,915       10,698,345
 General and administrative
   expenses ..........................      4,421,124        3,636,090        2,180,576       4,418,566        2,944,088
                                         ------------     ------------     ------------    ------------     ------------
                                           18,466,627       11,660,913       11,356,143      21,292,481       13,642,433
                                         ------------     ------------     ------------    ------------     ------------
Income from operations................     11,462,863        7,084,032        3,692,182      11,954,143        8,114,593
 Interest Expense.....................     (4,328,838)      (2,916,992)      (2,231,820)     (4,259,981)      (3,179,169)
 Other ...............................             --               --       (1,259,081)             --               --
                                         ------------     ------------     ------------    ------------     ------------
                                           (4,328,838)      (2,916,992)      (3,490,901)     (4,259,981)      (3,179,169)
 Earnings before income taxes
   and extraordinary item ............      7,134,025        4,167,040          201,281       7,694,162        4,935,424
 Incomes taxes .......................      2,926,000        1,750,157           80,500       3,155,000        2,023,000
                                         ------------     ------------     ------------    ------------     ------------
 Earnings before extraordinary
   item...............................      4,208,025        2,416,883          120,781       4,539,162        2,912,424
                                         ------------     ------------     ------------    ------------     ------------
 Extraordinary item -- loss on
   extinguishment of debt (net
   of income tax of $762,000) ........             --        1,011,001               --              --               --
 Net earnings.........................   $  4,208,025     $  1,405,882     $    120,781    $  4,539,162     $  2,912,424
 Basic earnings per share before
   extraordinary items ...............   $        .93     $        .53     $        .03    $       1.02     $        .64
                                         ------------     ------------     ------------    ------------     ------------
 Basic earnings per share related
   to extraordinary item..............             --             (.22)              --              --               --
                                         ------------     ------------     ------------    ------------     ------------
 Basic earnings per share.............   $        .93     $        .31     $        .03    $       1.02     $        .64
                                         ------------     ------------     ------------    ------------     ------------
 Diluted earnings per share
   before extraordinary item..........   $        .86     $        .51     $        .02    $        .88     $        .61
                                         ------------     ------------     ------------    ------------     ------------
 Diluted earnings per share
   related to extraordinary item.                  --             (.21)              --              --               --
                                         ------------     ------------     ------------    ------------     ------------
 Diluted earnings per share...........   $        .86     $        .30     $        .02    $        .88     $        .61
                                         ------------     ------------     ------------    ------------     ------------
 Basic weighted average shares
   outstanding .......................      4,536,605        4,562,800        4,552,146       4,428,403        4,541,783
 Diluted weighted average shares
   outstanding .......................      4,883,685        4,744,919        5,039,995       5,179,986        4,788,054
                                         ------------     ------------     ------------    ------------     ------------


          See accompanying notes to consolidated financial statements.

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                              Common Stock              Treasury Stock           Additional
                                        ------------------------  ---------------------------      Paid-in        Retained
                                           Shares       Amount      Shares         Amount          Capital        Earnings
                                        -----------  -----------  ----------  ---------------  --------------  --------------
Balance, June 30, 1996 ...............   4,300,193    $ 43,002          --               --     $10,163,537     $ 3,879,202
Net proceeds from underwriters
 Over allotment.......................     225,000       2,250          --               --       1,021,791              --
Exercise of stock options and
 warrants ............................      37,607         376          --               --          58,019              --
Net earnings .........................          --          --          --               --              --         120,781
Balance, June 30, 1997 ...............   4,562,800      45,628          --               --      11,243,347       3,999,983
Net earnings .........................          --          --          --               --              --       1,405,882
                                         ---------    --------     -------     ------------     -----------     -----------
Balance, June 30, 1998 ...............   4,562,800      45,628          --               --      11,243,347       5,405,865
Exercise of stock options and
 warrants ............................       1,667          16          --               --           4,151              --
Exercise of cashless warrants from
 investment broker....................      34,430         344          --               --            (344)             --
Net earnings .........................          --          --          --               --              --       4,208,025
Acquisition of treasury stock.........          --          --      78,370         (396,370)             --              --
                                         ---------    --------     -------     ------------     -----------     -----------
Balance, June 30, 1999 ...............   4,598,897      45,988      78,370         (396,370)     11,247,154       9,613,890
Acquisition of treasury stock
 (unaudited)..........................          --          --     135,000       (1,046,250)             --              --
Exercise of stock options
 (unaudited)..........................      26,666         267          --               --         118,353              --
Net earnings (unaudited)..............          --          --          --               --              --       4,539,162
                                         ---------    --------     -------     ------------     -----------     -----------
Balance at March 31, 2000
 (unaudited) .........................   4,625,563    $ 46,255     213,370     $ (1,442,620)    $11,365,507     $14,153,052
                                         =========    ========     =======     ============     ===========     ===========

          See accompanying notes to consolidated financial statements.

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               Years Ended June 30,
                                                               ----------------------------------------------------
                                                                     1999              1998              1997
                                                               ----------------  ----------------  ----------------
Cash flows from Operating Activities:
 Net earnings ...............................................   $    4,208,025    $    1,405,882    $      120,781
 Adjustments to reconcile net earnings to net cash used
   in operating activities:
   Depreciation and Amortization ............................          876,875           647,946         1,233,080
   Provision for doubtful accounts ..........................          100,000                --                --
   Loss on sale leaseback transaction. ......................               --         1,259,085                --
   Write-off of prepaid commission/licensing fees. ..........               --                --           943,863
   Deferred income tax provision (recovery). ................          122,000           403,000          (199,500)
   Extraordinary loss on extinguishment of debt .............               --         1,011,001                --
   (Increase) decrease in assets:
    Accounts receivable .....................................      (12,867,732)       (8,572,802)       (5,861,207)
    Inventories .............................................       (7,406,790)       (6,049,509)       (5,561,066)
    Prepaid expenses and other current assets ...............           92,094            (8,336)          330,945
    Prepaid income taxes. ...................................          235,348           685,895          (717,225)
    Other assets. ...........................................         (371,770)          (49,133)        1,403,907
   Increase (decrease) in liabilities:
    Accounts payable. .......................................        4,653,677         2,057,944        (1,092,998)
    Income taxes payable. ...................................        1,710,000           751,062          (244,413)
    Accrued expenses and other current liabilities. .........          944,619           661,280           236,252
                                                                --------------    --------------    --------------
     Net cash used in operating activities ..................       (7,703,654)       (7,055,770)       (8,148,496)
                                                                --------------    --------------    --------------
 Cash flows from investing activities:
 Payments for purchase of property, plant and
   equipment ................................................         (667,270)       (1,039,215)       (2,852,287)
                                                                --------------    --------------    --------------
   Net cash used in investing activities ....................         (667,270)       (1,039,215)       (2,852,287)
                                                                --------------    --------------    --------------
 Cash flows from financing activities:
 Proceeds from revolving credit loan. .......................       54,302,599        29,554,981        36,791,000
 Repayment of revolving credit loan .........................      (45,213,000)      (23,882,837)      (28,941,144)
 Proceeds from subordinated loan. ...........................               --        10,500,000                --
 Proceeds from secondary offering/options ...................               --                --         1,082,436
 Deferred financing costs in connection with new
   subordinated debt. .......................................               --          (797,584)               --
 Principal payments of mortgage .............................          (47,182)          (39,875)          (36,588)
 Principal payments of capital leases .......................         (500,966)         (436,422)       (6,420,125)
 Payments to retire subordinated loan and repurchase
   warrants. ................................................               --        (6,793,613)               --
 Proceeds from sale-leaseback ...............................               --                --         9,565,000
 Proceeds from exercise of stock options. ...................            4,167                --                --
 Costs in connection with sale-leaseback. ...................               --                --        (1,088,436)
 Acquisition of treasury stock. .............................         (396,370)               --                --
                                                                --------------    --------------    --------------
   Net cash provided by financing activities ................        8,239,248         8,104,650        10,952,143
                                                                --------------    --------------    --------------
 Net increase (decrease) in cash. ...........................         (131,676)            9,665           (48,640)
 Cash, beginning of period. .................................          489,890           480,225           528,865
                                                                --------------    --------------    --------------
 Cash, end of period. .......................................   $      358,214    $      489,890    $      480,225
                                                                ==============    ==============    ==============
Supplemental disclosures of cash flow information:
 Cash paid during the period for:
   Interest. ................................................   $    3,774,024    $    2,669,167    $    2,403,700
                                                                ==============    ==============    ==============
   Income taxes. ............................................   $      830,000    $       32,070    $    1,233,187
                                                                ==============    ==============    ==============
Noncash investing and financing transactions:
 Purchases of property and equipment through capital
   leases ...................................................               --           330,000         3,653,262

                                                                       Nine Months Ended
                                                                           March 31,
                                                               ----------------------------------
                                                                     2000              1999
                                                               ----------------  ----------------
                                                                          (unaudited)
Cash flows from Operating Activities:
 Net earnings ...............................................   $    4,539,162    $    2,912,424
 Adjustments to reconcile net earnings to net cash used
   in operating activities:
   Depreciation and Amortization ............................          446,649           431,654
   Provision for doubtful accounts ..........................               --                --
   Loss on sale leaseback transaction. ......................               --                --
   Write-off of prepaid commission/licensing fees. ..........               --                --
   Deferred income tax provision (recovery). ................               --                --
   Extraordinary loss on extinguishment of debt .............               --                --
   (Increase) decrease in assets:
    Accounts receivable .....................................      (22,387,535)       (9,795,968)
    Inventories .............................................       (3,368,868)       (1,665,150)
    Prepaid expenses and other current assets ...............          (55,553)         (261,052)
    Prepaid income taxes. ...................................               --                --
    Other assets. ...........................................           83,996           138,049
   Increase (decrease) in liabilities:
    Accounts payable. .......................................         (751,859)        1,384,461
    Income taxes payable. ...................................         (752,739)        1,400,812
    Accrued expenses and other current liabilities. .........         (467,348)           10,273
                                                                --------------    --------------
     Net cash used in operating activities ..................      (22,602,989)       (5,444,497)
                                                                --------------    --------------
 Cash flows from investing activities:
 Payments for purchase of property, plant and
   equipment ................................................         (882,121)         (958,434)
                                                                --------------    --------------
   Net cash used in investing activities ....................         (882,121)         (958,434)
                                                                --------------    --------------
 Cash flows from financing activities:
 Proceeds from revolving credit loan. .......................       56,640,001        36,317,600
 Repayment of revolving credit loan .........................      (31,784,600)      (29,204,000)
 Proceeds from subordinated loan. ...........................               --                --
 Proceeds from secondary offering/options ...................               --                --
 Deferred financing costs in connection with new
   subordinated debt. .......................................               --                --
 Principal payments of mortgage .............................          (36,525)          (35,297)
 Principal payments of capital leases .......................         (407,780)         (390,252)
 Payments to retire subordinated loan and repurchase
   warrants. ................................................               --                --
 Proceeds from sale-leaseback ...............................               --                --
 Proceeds from exercise of stock options. ...................          118,620                --
 Costs in connection with sale-leaseback. ...................               --                --
 Acquisition of treasury stock. .............................       (1,046,250)         (349,372)
                                                                --------------    --------------
   Net cash provided by financing activities ................       23,483,466         6,338,679
                                                                --------------    --------------
 Net increase (decrease) in cash. ...........................            1,644            64,252
 Cash, beginning of period. .................................          358,214           489,890
                                                                --------------    --------------
 Cash, end of period. .......................................   $      356,570    $      425,638
                                                                ==============    ==============
Supplemental disclosures of cash flow information:
 Cash paid during the period for:
   Interest. ................................................   $    4,261,904    $    3,179,282
                                                                ==============    ==============
   Income taxes. ............................................   $    3,943,257    $      630,896
                                                                ==============    ==============
Noncash investing and financing transactions:
 Purchases of property and equipment through capital
   leases ...................................................               --                --

s          See accompanying notes to consolidated financial statements.

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND BUSINESS DESCRIPTION

     Suprema Specialties, Inc., a New York corporation incorporated on August 15, 1983 and its subsidiaries (the "Company") manufactures, processes and markets a variety of premium, gourmet natural cheese products.


NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policy

     The consolidated financial statements include the financial statements of Suprema Specialties, Inc. and its wholly-owned subsidiaries, Suprema Specialties West, Inc. and Suprema Specialties Northeast, Inc. All intercompany transactions and balances have been eliminated in consolidation.


Inventory

     Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.


Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation is being provided by use of the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the term of the lease, including renewal options that are probable of exercise, or the useful lives of the assets. Equipment under capitalized leases is being amortized over the useful lives of the assets.


Long-Lived Assets

     Long-lived assets, such as property, plant and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When such impairment exists, the related assets will be written down to fair value. No impairment losses have been recorded in each of the three years in the period ended June 30, 1999.


Financing Costs

     The Company amortizes the deferred financing costs incurred in connection with the Company's borrowings over the life of the related indebtedness (3-10 years). Such gross costs amounted to $1,677,325 and $1,744,519 at June 30, 1999 and 1998 respectively.


Product Introduction Costs

     The Company incurs certain costs in connection with expanding its market position in the United States. These costs, referred to in the industry as "slotting" are deferred and amortized over the stated program period, generally ranging from one to twelve months.


Revenue Recognition

     The Company records revenues when products are shipped. Customers do not have the right to return products shipped.


Advertising Costs

     The Company expenses advertising costs as incurred and cooperative advertising costs when related revenue is recognized. Advertising costs amounted to approximately $5,860,000, $2,864,000, $3,004,000, in 1999, 1998,
and 1997, respectively, and are reflected in selling and shipping expenses in the accompanying statements of earnings.

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

Stock-Based Compensation

     The Company accounts for its stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company provides pro forma disclosures of earnings and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards ("SFAS") No. 123, 'Accounting for Stock-Based Compensation' (see Note 10).


Income Taxes

     Income taxes are recorded in accordance with SFAS No. 109, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Risks and Uncertainties

     In December 1997, the Company formalized a two year collective bargaining agreement with the employees of Suprema Specialties West, Inc. which represent approximately 50% of the total workforce. The agreement expired on December 1, 1999. The Company considers its relations with its employees to be satisfactory.


Financial Instruments

     The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of the current nature of these instruments. The carrying amounts reported for revolving credit and long-term debt approximate fair value because the interest rates on these instruments are subject to changes with market interest rates or approximate rates for loans with similar terms and maturities.

     The fair value of the long term debt approximates the recorded value based on borrowing rates currently available for loans with similar terms and maturities.


Computation of Earnings Per Share

     Basic earnings per share has been computed using the weighted-average number of shares of common stock outstanding. Diluted earnings per share includes the assumed exercise of stock options using the treasury stock method that could potentially dilute earnings per share.

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

Treasury Stock

     Treasury stock is recorded at cost. Gains and losses on disposition are recorded as increases or decreases to additional paid-in capital with losses in excess of previously recorded gains charged directly to retained earnings.


Effect of New Accounting Pronouncements

     In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS 133, as amended by SFAS 137, is effective for the Company's 2001 fiscal year. Based on an assessment of current operations, management does not expect SFAS 133 to have any significant effect on the Company's financial statements.


Reclassifications

     Certain items have been reclassified in the 1998 and 1997 financial statements to conform to the current year presentation.


NOTE 3 -- INVENTORIES

     Inventories consist of the following:


                                Years Ended June 30,
                           -------------------------------
                                1999             1998
                           --------------   --------------
Raw materials ..........    $ 9,110,302      $ 3,640,655
Finished goods .........     25,848,208       24,046,053
Packaging ..............        960,210          825,222
                            -----------      -----------
                            $35,918,720      $28,511,930
                            ===========      ===========


NOTE 4 -- PROPERTY, PLANT AND EQUIPMENT


Property, plant and equipment consist of the following:




                                                                 Years Ended June 30,
                                                            -------------------------------
                                                                 1999             1998
                                                            --------------   --------------
Property and plant ......................................    $ 1,553,859      $ 1,545,900
Equipment ...............................................      5,715,095        4,937,767
Leasehold improvements ..................................      1,173,271        1,182,662
Furniture and fixtures ..................................        202,544          183,075
Delivery equipment ......................................         48,178           48,178
Construction in progress ................................        462,164          590,259
                                                             -----------      -----------
                                                               9,155,112        8,487,841
Less: Accumulated depreciation and amortization .........      2,069,164        1,488,146
                                                             -----------      -----------
                                                             $ 7,085,948      $ 6,999,695
                                                             ===========      ===========

     In May 1997, the company entered into a sale-leaseback transaction whereby fixed assets with a net book value of $10,824,082 were sold for $9,565,000 and leased back under operating leases. In connection with this transaction, $4,847,382 of capital leases were paid in full. A loss of $1,259,081 resulted from this transaction

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

NOTE 4 -- PROPERTY, PLANT AND EQUIPMENT  -- (Continued)

which is reflected as other expense. The Company incurred costs of $1,088,436 primarily related to prepayment penalties on the capital leases. These direct costs have been included in other assets and are being amortized over eight years, the life of the operating lease.

     Included in property, plant and equipment are plant and equipment acquired under capital leases with an initial cost of $3,419,067 and $3,419,067 and accumulated amortization of $833,743 and $539,313 as of June 30, 1999 and 1998, respectively.


NOTE 5 -- MARKETING SERVICE AGREEMENTS

     Prior to 1994, the Company entered into marketing service agreements with unaffiliated third parties expiring at various dates through June 1998, pursuant to which the Company was provided with certain marketing and program support services, including the payment of advertising promotional expenditures by such parties in exchange for commissions based on Company sales of specified products. In addition, two of the agreements provided that after an initial period (as defined in the agreements), the Company or the providers of the marketing services have the right to convert some or all of the remaining estimated commissions to common stock of the Company at the market price at the time of conversion. For the year ended June 30, 1997 commission expenses related to the marketing agreements was approximately $794,000.

     During 1994, 1995, and 1996, portions of these agreements were prepaid, with the 1996 amount being the final settlement of the remaining agreements. These amounts were being charged to expense over the remaining three years of the related agreements as the applicable sales revenue was recorded. In the fourth quarter of 1997, as a result of a review of the Company's retail cheese business, it was determined the remaining asset amounts, $943,863 no longer had continuing value. This amount was written off and was included in selling and shipping expenses.


NOTE 6 -- INCOME TAXES

     The provision for income taxes consists of the following:

                                                          June 30,
                                       ----------------------------------------------
                                            1999             1998            1997
                                       --------------   --------------   ------------
Current:
 Federal ...........................    $ 2,243,000      $ 1,145,000      $  233,000
 State .............................        561,000          202,000          47,000
                                        -----------      -----------      ----------
                                          2,804,000        1,347,000         280,000
Deferred:
 Federal ...........................        104,000          343,000        (169,600)
 State .............................         18,000           60,000         (29,900)
                                        -----------      -----------      ----------
                                            122,000          403,000        (199,500)
                                        -----------      -----------      ----------
Provision for income taxes .........    $ 2,926,000      $ 1,750,000      $   80,500
                                        ===========      ===========      ==========

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

NOTE 6 -- INCOME TAXES  -- (Continued)

     The following reconciles income taxes at the U.S. statutory rate to the provision for income taxes:


                                                                               June 30,
                                                             ---------------------------------------------
                                                                  1999             1998            1997
                                                             --------------   --------------   -----------
Computed tax expense at statutory rates ..................    $ 2,425,600      $ 1,416,800      $ 68,000
State taxes, net of federal tax benefit ..................        382,100          262,100        10,500
Travel and entertainment expenses not deductible .........         34,000           17,000         2,000
Officers life insurance not deductible ...................          5,500            5,400         3,500
Other, net ...............................................         78,800           48,700        (3,500)
                                                              -----------      -----------      --------
                                                              $ 2,926,000      $ 1,750,000      $ 80,500
                                                              ===========      ===========      ========

     Deferred income taxes arise from the difference between book and tax accounting for depreciation, the allowance for doubtful accounts, financing fees and product introduction costs.

     The net deferred tax liabilities are comprised of the following components as of June 30, 1999 and 1998:

                                                   June 30,
                                          ---------------------------
                                              1999           1998
                                          ------------   ------------
Depreciation ..........................   $ 389,000       $  279,419
Product introduction costs ............       6,648           44,913
Deferred sale leaseback costs .........     326,531          390,427
Financing fees ........................     397,821          241,427
                                          ---------       ----------
                                          1,120,000          956,186
Accounts receivable reserve ...........    (228,000)        (188,000)
                                          ---------       ----------
                                          $ 892,000       $  768,186
                                          =========       ==========

NOTE 7 -- LONG-TERM DEBT


Revolving Credit Loan

     In December 1998, the long-term revolving credit facility (the "Facility") between the Company and a bank was amended to increase the line for up to $35,000,000 through November 2000 (See Note 16). The rate of interest on amounts borrowed under the Facility is the adjusted LIBOR rate, as defined, plus 2% (7.75% as of June 30, 1999). The Facility is collateralized by all existing and acquired assets of the Company, as defined in the Facility agreement, and is guaranteed by Suprema Specialties West, Inc. and Suprema Specialties Northeast, Inc. In connection with obtaining the Facility, the Company and Suprema Specialties Northeast, Inc. have agreed to pay a commitment fee on the average daily unused portion of the Facility, equal to 1/4 of 1% per annum. Advances under this Facility are limited to 80% of eligible accounts receivable, and 40% of all inventory except packaging material, as defined in the Facility agreement. The Facility agreement contains three restrictive financial covenants, including the maintenance of specified total debt to net worth ratios, minimum levels of tangible net worth, and debt service coverage ratios, as defined, and a restriction on dividends to common shareholders. As of June 30, 1999, the Company was in compliance with these covenants.

     At June 30, 1999, the Company had approximately $4,501,000 available for borrowing under the Facility. Borrowings are required to be repaid in November 2000.

     In July 1999, the agreement was amended to increase the line to $40,000,000 (See Note 16).

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

NOTE 7 -- LONG-TERM DEBT  -- (Continued)

Subordinated Debt Facility

     In October 1995, the Company entered into a Loan and Security Agreement with CoreStates Enterprise Fund (the "Fund"), a division of CoreStates Bank, N.A., pursuant to which the Fund loaned $5,000,000 to the Company. The loan was secured by a subordinated security interest in substantially all of the assets of the Company and was subordinated to the loan of the Company's senior lender. The loan bore interest at 113/4% per annum. In connection with the execution and delivery of the Loan Agreement, the Company delivered a Warrant to the Fund exercisable for nominal additional consideration for 354,990 shares of the Company's Common Stock. After October 1, 2000, or upon the occurrence of certain other events, the Fund had the right to put the Warrant to the Company on a formula basis. The Warrant was recorded at its relative fair value at date of issue, $1,100,000. The corresponding debt discount was being amortized over the life of the loan on the interest rate method. At June 30, 1997, the value of the put option was approximately $1,171,000.

     In October 1997, the Company entered into an agreement with another bank pursuant to which the bank provided bridge financing of $10 million to the Company. Approximately $6.7 million of the proceeds was used to retire $5.0 million subordinated debt and the repurchase of warrants attached to the subordinated debt. The balance of the proceeds was used for general working capital purposes. These transactions resulted in an extraordinary loss of approximately $1,011,000, net of tax. The extraordinary loss was comprised of the prepayment penalty of $1,279,000 and the write-off of deferred financing costs and debt discount of $494,000, net of the combined tax benefit of $762,000. The fair value of the warrants was determined pursuant to the contractually agreed value among the relevant parties.

     In March 1998, the Company entered into a Loan and Security Agreement with Albion Alliance Mezzanine Fund, L.P. and the Equitable Life Assurance Society of the United States (collectively the "Funds") pursuant to which the Funds loaned $10,500,000 to the Company. The loan is unsecured and is subordinated to the loan of the senior lender discussed above. The loan bears interest at 16.5% per annum. Interest is payable monthly at the rate of 12% with the balance deferred until February 1, 2003 when it is due in full. The principal amount of the loan is payable in three installments of $3,500,000 on each March 1, beginning in the year 2004. In addition, in connection with the execution and delivery of the Loan Agreement, the Company delivered to the Funds a Warrant to purchase 105,000 shares of the Company's Common Stock at $4.125 per share (the market price at the date of the agreement). The values ascribed to such warrants and the related amortization are not material. The warrant is exercisable until March 1, 2008.

Mortgage Payable

     On March 29, 1996, the Company purchased its Paterson production facility which it previously had leased. The purchase was financed through a mortgage on the property. Proceeds of the loan were $1,050,000, of which $686,250 was used to pay the remaining obligation to the landlord. The balance of the proceeds was used to complete the expansion of a 7,800 square foot refrigerated storage facility. The five year note bore interest at 8.51% per annum. On March 29, 1999, the Company refinanced its mortgage for the principal amount of $929,573. The seven year note bears interest at 7.85% per annum, is being amortized at a fifteen year rate and requires a balloon payment at the end of year seven of approximately $501,000

     Principal payments on long-term debt over the next five years ended June 30, and thereafter are as follows:


                     2000 ....................... $    49,220
                     2001 .......................  30,495,167
                     2002 .......................      57,928
                     2003 .......................      62,643
                     2004 .......................   3,567,743
                     Thereafter .................   7,626,586
                                                  -----------
                                                  $41,859,287
                                                  ===========

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

NOTE 8 -- CAPITAL LEASES

     There are various equipment and furniture and fixtures financed under capital leases. These leases have interest rates ranging from 6.7% to 11.5%. At June 30, 1999, the Company's future minimum lease payments under capital leases are as follows:



          2000 ............................................   $  804,333
          2001 ............................................      800,333
          2002 ............................................      642,431
          2003 ............................................      590,629
          2004 ............................................       87,661
                                                              ----------
          Total minimum lease payments ....................    2,925,387
          Less: amount representing interest ..............      659,299
                                                              ----------
          Present value of minimum lease payments .........    2,266,088
          Less: current portion ...........................      550,761
                                                              ----------
          Long-term portion of capital leases .............   $1,715,327
                                                              ==========


NOTE 9 -- COMMITMENTS AND CONTINGENCIES

Lease

     The Company rents warehouse space and certain equipment under lease arrangements classified as operating leases including the equipment in the sale-leaseback transaction. (See Note 4). The lease for the production facilities in Manteca, which was renewed in December 1994 expires ten years from the date of completion of construction of each segment of the facility with two five-year renewal options. The Company also leases its Ogdensburg facility. The lease is for five years with three five year renewals at the Company's option. Rent expense was approximately $2,971,000, $2,400,000, and $922,000 for the years ended June 30, 1999, 1998 and 1997, respectively. Future minimum rental payments under non-cancelable operating leases are approximately $3,110,000 for each year through 2004 and $4,093,000 thereafter.


Contingencies

     The Company is a party to legal proceedings arising in the normal conduct of business. Management believes that the final outcome of these proceedings will not have a material adverse effect on the Company's financial position.


NOTE 10 -- STOCKHOLDERS' EQUITY

     In June 1996, the Company completed a public offering for 1,500,000 shares of its $.01 par value common stock of which 1,000,000 shares were issued by the Company and 500,000 shares were offered by selling shareholders upon conversion of 500,000 shares of the Company's convertible preferred stock at a purchase price of $5.50 per share. Gross proceeds from the offering was approximately $4,481,350. The Company received no proceeds from the shares issued during the offering from those shares offered by the selling shareholders.

     In 1997, an additional 225,000 shares of Common Stock were sold pursuant to the exercise of the underwriters' over-allotment option which generated net proceeds of approximately $1,024,000.


Stock Option Plan

     On February 11, 1991, the Company adopted the 1991 Stock Option Plan. In December 1998, the Company adopted the 1998 Stock Option Plan (collectively, the "Plans"). Under the Plans, officers, directors,

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

NOTE 10 -- STOCKHOLDERS' EQUITY  -- (Continued)

and key employees of the Company are eligible to receive up to 900,000 and 500,000 incentive and/or non-qualified stock options, respectively. The Plans, which expire in February 2001 and November 2008, respectively, are administered by the board of directors. The selection of participants, allotment of shares, determination of price and other conditions of the grant of options are determined by the board of directors at its sole discretion in order to attract and retain persons instrumental to the success of the Company. Incentive stock options granted under the Plan vest evenly over the first three years and are exercisable for a period of up to ten years from the date of grant at an exercise price which is not less than the fair market value of the common stock on the date of grant, except that the term of an incentive stock option granted under the Plan to a shareholder owning more than 10% of the outstanding common stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of the common stock on the date of the grant.

     Stock option transactions under the Plan are summarized as follows:

                                                                                                 Weighted
                                                                                  1991           Average
                                                                              Plan Shares     Exercise Price
                                                                             -------------   ---------------
Outstanding at June 30, 1996 .............................................      346,000         $   3.66
 Granted .................................................................      176,000             3.84
 Exercised ...............................................................      (13,500)            3.08
                                                                                -------         --------
Outstanding at June 30, 1997 .............................................      508,500             3.73
 Granted .................................................................      243,500             3.25
 Exercised ...............................................................           --               --
                                                                                -------         --------
Outstanding at June 30, 1998 .............................................      751,500             3.58
 Granted .................................................................      134,250             3.17
 Exercised ...............................................................       (1,667)            2.50
                                                                                -------         --------
Outstanding at June 30, 1999 .............................................      884,083             3.52
                                                                                =======         ========
Options exercisable at June 30, 1999 .....................................      529,362         $   3.65
                                                                                =======         ========
Weighted -- average fair value of Options granted during fiscal 1997 .....      176,000         $   2.21
                                                                                =======         ========
Weighted -- average fair value of Options granted during fiscal 1998 .....      243,000         $   1.22
                                                                                =======         ========
Weighted -- average fair value of Options granted during fiscal 1999 .....      134,250         $   1.79
                                                                                =======         ========


                                                                                               Weighted
                                                                                               Average
                                                                              1998 Plan     Exercise Price
                                                                             -----------   ---------------
Outstanding at June 30, 1998 .............................................          --              --
 Granted .................................................................     143,000         $  4.63
 Exercised ...............................................................          --              --
 Forfeited ...............................................................          --              --
                                                                               -------         -------
Outstanding at June 30, 1999 .............................................     143,000         $  4.63
                                                                               =======         =======
Weighted -- average fair value of Options granted during fiscal 1999 .....     143,000         $  2.66
                                                                               =======         =======

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

NOTE 10 -- STOCKHOLDERS' EQUITY  -- (Continued)

     The following table summarizes information about stock options outstanding at June 30, 1999:

                                      Options Outstanding                           Option Exercisable
                                 ------------------------------                 --------------------------
                                    Average         Weighted        Weighted                     Weighted
                                   Number of        Remaining       Average                       Average
                                    Options        Contractual      Exercise        Number       Exercise
 Range of Exercise Prices ($)     Outstanding     Life (Years)     Price ($)     Exercisable     Price ($)
------------------------------   -------------   --------------   -----------   -------------   ----------
1991 Plan
 2.50 to 4.00 ................     764,083         7.40 years      $   3.34        412,692       $   3.37
 4.00 to 5.63 ................     120,000         6.40 years          4.65        116,670           4.63
                                   -------         ----------      --------        -------       --------
 2.50 to 5.63 ................     884,083         7.25 years      $   3.52        529,362       $   3.65
                                   =======         ==========      ========        =======       ========
1998 Plan
 4.63 ........................     143,000         9.75 years          4.63             --             --
                                   =======         ==========      ========        =======       ========


     Under the accounting provisions of SFAS 123, the Company's net earnings and earnings per share before extraordinary item would have been:

                                                                   Years Ended June 30,
                                                        -------------------------------------------
                                                             1999            1998           1997
                                                        -------------   -------------   -----------
Earnings before extraordinary item:
 As reported ........................................    $4,208,025      $2,416,883      $120,781
 Pro forma ..........................................     3,999,219       2,259,454        44,887
Basic earnings per share before extraordinary item:
 As reported ........................................           .93             .53           .03
 Pro forma ..........................................           .88             .50           .01
Diluted earnings per share before extraordinary item:
 As reported ........................................           .86             .51           .02
 Pro Forma ..........................................           .82             .48           .01


     The pro forma effect on net earnings and earnings per share for 1999, 1998, and 1997 may not be representative of the pro forma effect in future years because it includes compensation cost on a straight-line basis over the vesting periods of the grants and does not take into consideration the pro forma compensation costs for grants made prior to 1996.

     The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants: expected volatility of 44% in 1999, 46% in 1998 and 35% in 1997; risk free interest rate of 5.0% in 1999, 5.8% in 1998 and 6.7% in 1997; expected lives of 10 years; and no dividend yield.


Warrants

     During 1994 and 1993, a total of 195,000 warrants were issued to unaffiliated parties at exercise prices ranging from $3.00 to $6.05 per share. At June 30, 1999, these warrants are exercisable and expire in 2003 and 2004. As discussed in Note 7, the Company granted warrants in March 1998, to purchase 105,000 shares of common stock exercisable at $4.125 per share through March 2008.


NOTE 11 -- EARNINGS PER SHARE

     Basic and diluted earnings per share for each of the three years ended June 30, 1999, 1998, and 1997 are calculated as follows:

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

NOTE 11 -- EARNINGS PER SHARE  -- (Continued)

                                                           Net Earnings         Shares        Per Share
                                                           (Numerator)      (Denominator)      Amount
                                                         ---------------   ---------------   ----------
For the year ended June 30, 1999:
 Basic earnings per share ............................   $ 4,208,0254            536,605      $   .93
Effect of assumed conversion of employee stock options
 and warrants ........................................            --             347,080          .07
                                                         -----------             -------      -------
    Diluted earnings per share .......................   $ 4,208,0254            883,685      $   .86
                                                         ===========             =======      =======
For the year ended June 30, 1998:
 Basic earnings per share ............................   $ 1,405,882         $ 4,562,800      $   .31
Effect of assumed conversion of employee stock options
 and warrants ........................................            --             182,119          .01
                                                         -----------         -----------      -------
    Diluted earnings per share. ......................   $ 1,405,882           4,744,919      $   .30
                                                         ===========         ===========      =======
For the year ended June 30, 1997:
 Basic earnings per share ............................   $   120,781           4,552,146      $   .03
Effect of assumed conversion of employee stock options
 and warrants ........................................            --             487,849          .01
                                                         ===========         ===========      =======
    Diluted earnings per share .......................   $   120,781           5,039,995      $   .02
                                                         ===========         ===========      =======


     The earnings per share computation for the year ended June 30, 1999 was based upon the 4,562,800 shares outstanding at the beginning of the year less a proration of the 78,370 shares of treasury stock repurchased during the fiscal year ended June 30, 1999. Also included in the weighted average number of common shares are the pro-rata portion of 34,430 shares issued upon the exercise of cashless warrants granted to an investment banker in 1994 in connection with the private placement of Preferred Stock, options exercised by an employee, as well as incremental shares attributable to assumed exercise of options and warrants.

     The earnings per share computation for the year ended June 30, 1998 was based upon the 4,562,800 shares outstanding at the beginning of the year; 569,400 shares issuable under stock options and the warrants were excluded from the calculation since the exercise price exceeded the average fair market value of the Company's common stock during the period.

     The earnings per share computation for the year ended June 30, 1997 was based upon 4,300,193 shares outstanding at the beginning of the year, plus a pro-rated of the 225,000 shares arising from the issuance of common stock issued upon exercise of the underwriters over allotment option in the Company's secondary public offering; 286,000 shares issuable under stock options were excluded from the calculation since the exercise price exceeded the average fair market value of the Company's common stock during the period.


Stock Repurchase Program

     In May 1999, the Board of Directors approved a stock repurchase program to acquire up to $3,200,000 of the Company's common stock. As of June 30, 1999, the Company has repurchased 78,370 shares of its common stock for a cost of approximately $396,370.


NOTE 12 -- CONCENTRATION OF CREDIT RISK

     The Company provides credit to customers on an unsecured basis after evaluating customer credit worthiness. Since the Company sells to a broad range of customers concentrations of credit risk are very limited. The Company also provides an allowance for bad debts for accounts receivable where there is a possibility for loss.

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

NOTE 12 -- CONCENTRATION OF CREDIT RISK  -- (Continued)

     The Company maintains demand deposits with major banks. At June 30, 1999 and 1998, all of the Company's cash was held in one major bank.


NOTE 13 -- MAJOR CUSTOMER

     During the fiscal year ended June 30, 1999, the Company had sales to one major customer of $32,305,000 representing approximately 18% of net sales. At June 30, 1999, three customers represented 33%, 19%, and 14% of accounts receivable.

     During the fiscal year ended June 30, 1998, the Company had sales to a major customer of approximately $19,600,000 representing approximately 18% of net sales. At June 30, 1998, three customers represented 33%, 17% and 14% of accounts receivable.

     During the fiscal year ended June 30, 1997, the Company had sales to two major customers of approximately $12,125,000 and $9,099,000 representing approximately 14% and 10% of net sales, respectively. At June 30, 1997, one customer represented 19% of net accounts receivable, no other customer exceeded 10%.


NOTE 14 -- EMPLOYEE BENEFITS

     In July 1998, the Company instituted a 401(k) plan for all employees who are not covered under the collective bargaining agreement. Under the plan, the Company matches each eligible employees' contribution up to 25% of the employees' first 8% of contributions. Contributions during the year amounted to approximately $40,000 for the year ended June 30, 1999.


NOTE 15 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of quarterly results of operations for the 1999, 1998 fiscal years (in thousands of dollars except per share data):


                                                                 First         Second        Third        Fourth
                                                                Quarter       Quarter       Quarter       Quarter
                                                              -----------   -----------   -----------   ----------
1999
 Net sales ................................................    $ 35,899      $ 45,652      $ 45,863      $ 48,867
 Gross profit .............................................       6,125         7,925         7,706         8,173
 Income from operations ...................................       2,419         2,817         2,878         3,348
 Net earnings .............................................         815         1,041         1,056         1,296
 Basic earnings per share .................................         .18           .23           .23           .29
 Diluted earnings per share ...............................         .17           .21           .21           .27
1998
 Net sales ................................................    $ 25,156      $ 26,113      $ 26,407      $ 30,464
 Gross profit .............................................       4,272         4,471         4,725         5,277
 Income from operations ...................................       1,450         1,657         1,830         2,147
 Earnings before extraordinary item .......................         478           610           635           694
 Extraordinary item, net ..................................          --        (1,011)           --            --
 Net earnings .............................................         478          (401)          635           694
 Net earnings per share before extraordinary item .........         .10           .13           .14           .16
 Extraordinary item, net ..................................          --          (.22)           --            --
 Basic earnings per share .................................         .10          (.09)          .14           .16
 Diluted earnings per share ...............................         .10          (.09)          .14           .15

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

NOTE 16 -- NOTES TO INTERIM UNAUDITED CONSOLIDATED
          FINANCIAL STATEMENTS


Basis of Presentation

     The accompanying financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information and with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending June 30, 2000. For further information, refer to the financial statements and footnotes thereto included in the Company's Annual Report for the fiscal year ended June 30, 1999 as filed with the Securities and Exchange Commission.


Earnings per Share

     Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period.

     Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding plus the weighted-average number of net shares that would be issued upon exercise of stock options and warrants using the treasury stock method. Incremental shares included in the diluted computation were 751,583 and 246,271 for the nine months ended March 31, 2000 and 1999 respectively.


Inventories

     Inventories consist of the following:

                                            March 31, 2000
                                           ---------------
             Raw Materials .............     $12,437,363
             Finished Goods ............      25,425,825
             Packaging .................       1,424,400
                                              ----------
                                             $39,287,588
                                             ===========


     The Company has entered into an agreement with a supplier for the purchase of a minimum level of raw materials used in the manufacture of its products. At March 31, 2000, the Company had fulfilled its purchase commitment under this agreement.


Long-Term Debt

     In March 2000, the Company and its banks amended the Company's revolving credit facility to increase the banks' potential commitment to $85 million and extend the maturity date to February 15, 2004. The amendment also redefines various financial and operating covenants and establishes new levels for advances on eligible accounts receivable and inventory.


Stockholder's Equity

Stock Incentive Plan

     In November 1999, the Company's shareholders approved the adoption of the 1999 Stock Incentive Plan (the "1999 Plan"). Terms of the 1999 Plan allow for the issuance of stock options, restricted stock, deferred stock or other stock based awards to employees, directors and third parties. The Company has reserved 500,000 shares of common stock for distribution under the 1999 Plan.

                  SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

NOTE 16 -- NOTES TO INTERIM UNAUDITED CONSOLIDATED
          FINANCIAL STATEMENTS  -- (Continued)

Registration Statement

     In April 2000, the Company entered into a letter of intent with respect to the filing of a registration statement under which the Company anticipates registering 1.2 million shares of its common stock (1.38 million shares assuming the underwriters exercise their over-allotment option). With respect to the 1.2 million shares, the Company expects to sell 1.1 million shares to the public and 100,000 shares will be sold by officers of the Company. The sale of the officers' shares will not result in proceeds to the Company. In addition, 150,000 warrants held by certain stockholders and 120,000 representatives' warrants are expected to be registered.


Effect of New Accounting Pronouncements

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition ("SAB 101") which broadly addresses how companies report revenues in their financial statements. The Company is in the process of evaluating the accounting requirements of SAB 101 and do not expect that this standard will have a material effect, if any, on its financial position, results of operations, or cash flows.

 [GRAPHIC OMITTED]